Form 10-K405, Exhibit 13
period 1996-12-31
ML PRINCIPAL PROTECTION LP; ML PRINCIPAL PROTECTION TRADING LP
filed 1997-03-27
CIK 917259, 925433

ML PRINCIPAL PROTECTION L.P.
(Formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)

Consolidated Financial Statements for
The Years Ended December 31, 1996, 1995
and the Period from October 12, 1994
(Commencement of Operations) to
December 31, 1994 and
Independent Auditors' Report

To:  The Limited Partners of ML Principal Protection L.P.

ML Principal Protection L.P. (formerly, ML Principal Protection Plus L.P.; the "Fund" or the "Partnership") ended its third fiscal year of trading on December 31, 1996 with an increase in Net Asset Value ("NAV"). During 1996, trading profits were generated in the interest rate, currency, energy and agriculture sectors while losses were incurred in the stock index and metals sectors. Please see the accompanying summary financial information for the NAV of your series of Units.

In 1996, strong price trends prevailed in several key markets enabling the Fund's Trading Advisors to trade profitably for the Fund. Although trading in stock index and agricultural commodity markets may have been lackluster, the global bond and currency markets offered substantial trading opportunities. Interest rate and currency price trends resulted in profitable trading opportunities in these markets throughout the year.

As the new year began, the U.S. dollar rallied throughout most of January, after being locked in a tight trading range for the two prior months. However, the dollar weakened against major currencies in February, and returned to a relatively narrow trading range. In March, crude oil prices rose throughout most of the month, as unusually cold weather in the U.S. and Europe resulted in an extended period of strong demand and oil talks between the United Nations and Iraq were suspended.

During April, grain and soybean prices rallied to new highs, sometimes daily, as adverse weather conditions and strong demand affected prices. Difficult trading conditions in many markets prevailed and a lack of clear price trends in key markets negatively impacted the Fund's performance in May and June. For example, U.S. bond markets remained trendless as continued volatility, reflected investor confusion over conflicting reports on the direction of the economy.

As the third quarter of 1996 began, it was the U.S. stock market that experienced increased volatility coupled with sharp declines in July. In the currency markets, the U.S. dollar posted its biggest one-day gain against the Deutsche mark in almost four months on August 14, after comments from the Bundesbank's chief economist encouraged expectations for lower German interest rates. In September, crude oil prices continued, as they had during the summer, to trend upward throughout most of the month.

Despite continued price volatility during the final quarter of 1996, the Fund's Trading Advisors were able to single out trends in key markets, such as the world's major bond markets which rallied into October and November. Additionally, price trends prevailed in several major foreign currency markets, for instance, the British pound extended its rally into November, as it soared to a 4-year high against the U.S. dollar and a 29-month high against the Deutsche mark on November 20. In December, however, the world's major bond market rallies came to an abrupt halt early in the month. Specifically, U.S. Treasury prices dropped on reports of strength in the economy, as well as a weaker dollar which further encouraged investor selling of treasury securities.

1996 proved to be a profitable year for the Fund. We continue to work diligently with the Trading Advisors to meet the Fund's objective of achieving, through speculative trading, substantial capital appreciation over time. We look forward to 1997 and the trading opportunities it may bring.

                                         Sincerely,
                                         John R. Frawley, Jr.
                                         President
                                         Merrill Lynch Investment Partners Inc.
                                         (General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS ANNUAL REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS, WHICH CONTAINS IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE AND OTHER MATERIAL ASPECTS OF THE FUND, TOGETHER WITH THE CURRENT PROSPECTUS SUPPLEMENT AND RECENT MONTHLY AND ANNUAL REPORTS FOR THE FUND. THE PROSPECTUS MUST BE READ CAREFULLY BEFORE ANY DECISION WHETHER TO INVEST IS MADE. THIS ANNUAL REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------


TABLE OF CONTENTS
----------------------------------------------------------------------

                                                                  Page
                                                                  ----

INDEPENDENT AUDITORS' REPORT                                         1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD
FROM OCTOBER 12, 1994 (COMMENCEMENT OF
OPERATIONS) TO DECEMBER 31, 1994:

  Consolidated Statements of Financial Condition                     2

  Consolidated Statements of Income                                  3

  Consolidated Statements of Changes in Partners' Capital            4

  Notes to Consolidated Financial Statements                      5-13

INDEPENDENT AUDITORS' REPORT
----------------------------


To the Partners of
 ML Principal Protection L.P.:

We have audited the accompanying consolidated statements of financial condition of ML Principal Protection L.P. (formerly, ML Principal Protection Plus L.P.) (a Delaware limited partnership; the "Partnership") as of December 31, 1996 and 1995, and the related consolidated statements of income and changes in partners' capital for the years ended December 31, 1996 and 1995 and the period from October 12, 1994 (commencement of operations) to December 31, 1994. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ML Principal Protection L.P. (a Delaware limited partnership) as of December 31, 1996 and 1995, and the results of their operations for the years ended December 31, 1996 and 1995 and the period from October 12, 1994 (commencement of operations) to December 31, 1994 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

February 3, 1997
New York, New York

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1996 AND 1995

------------------------------------------------------------------------------------------------------------

                                                                        1996                  1995
                                                                        ----                  ----
ASSETS
------
Cash                                                                   $       328          $     19,332
Accrued interest receivable (Note 2)                                        23,501                17,852
U. S. Government obligations (Note 1)                                   72,815,648            74,280,477
Equity in commodity futures trading accounts:
    Cash and option premiums                                             7,177,888             1,586,839
    Net unrealized profit on open contracts                              1,677,317             2,073,538
                                                                -------------------      ----------------

                TOTAL                                                  $81,694,682           $77,978,038
                                                                ===================      ================

LIABILITIES AND PARTNERS' CAPITAL
---------------------------------

LIABILITIES:
    Redemptions payable                                               $    966,906            $  539,877
    Brokerage commissions payable (Note 2)                                 378,291               356,607
    Administrative fee payable (Note 2)                                     10,224               -
    Profit shares payable (Note 4)                                         658,800                78,840
    Organization and initial offering costs payable (Note 1)                68,630               148,331
    Settlement payment due to broker                                       -                   1,496,925
                                                                -------------------      ----------------

            Total liabilities                                            2,082,851             2,620,580
                                                                -------------------      ----------------

Minority Interest                                                          768,546               510,914
                                                                -------------------      ----------------

PARTNERS' CAPITAL:
    General Partner (20,873.06 and 16,603.42 units)                      2,301,180             1,766,403
    Limited Partners (702,786.91 and 697,715.56 units)                  76,542,105            73,080,141
                                                                -------------------      ----------------

            Total partners' capital                                     78,843,285            74,846,544
                                                                -------------------      ----------------

                TOTAL                                                  $81,694,682           $77,978,038
                                                                ===================      ================

NET ASSET VALUE PER UNIT (Note 5)

See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD
FROM OCTOBER 12, 1994 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1994

--------------------------------------------------------------------------------------------------------------------

                                                                     1996             1995               1994
                                                                     ----             ----               ----
REVENUES:
    Trading profit (loss):
        Realized                                                 $ 9,038,064        $4,407,833         $ (363,054)
        Change in unrealized                                        (396,221)        1,355,377          1,115,935
                                                            ------------------  ---------------   ------------------

            Total trading results                                  8,641,843         5,763,210            752,881

    Interest income (Note 2)                                       4,545,186         3,415,670            377,303
                                                            ------------------  ---------------   ------------------

                Total revenues                                    13,187,029         9,178,880          1,130,184
                                                            ------------------  ---------------   ------------------

EXPENSES:
    Profit shares (Note 4)                                           978,264           652,366            129,169
    Brokerage commissions (Note 2)                                 4,775,116         3,303,292            416,617
    Administrative fee (Note 2)                                      129,057            -                  -
                                                            ------------------  ---------------   ------------------

                Total expenses                                     5,882,437         3,955,658            545,786
                                                            ------------------  ---------------   ------------------

INCOME BEFORE MINORITY INTEREST                                    7,304,592         5,223,222            584,398
                                                            ------------------  ---------------   ------------------

Minority interest in income                                          (81,228)         (36,730)             (4,504)
                                                            ------------------  ---------------   ------------------

NET INCOME                                                       $ 7,223,364        $5,186,492         $  579,894
                                                            ==================  ===============   ==================

NET INCOME PER UNIT OF PARTNERSHIP INTEREST:

     Weighted average number of Units outstanding (Note 6)           754,428           551,944            319,887
                                                            ==================  ===============   ==================

     Net income per weighted average General Partner
       and Limited Partner Unit                                        $9.57             $9.40              $1.81
                                                            ==================  ===============   ==================

See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM OCTOBER 12, 1994 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1994

------------------------------------------------------------------------------------------------------------


                                                        Limited             General
                                     Units              Partners            Partner             Total
                                     -----              --------            -------             -----

Initial offering                   320,000.00           $30,942,800           $1,057,200         $32,000,000

Organization and initial
  offering costs                       -                   (237,615)              (1,485)           (239,100)

Redemptions                         (2,438.00)             (247,955)             -                  (247,955)

Net income                             -                    560,624               19,270             579,894
                                 --------------     -----------------      ---------------     ---------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1994                317,562.00            31,017,854            1,074,985          32,092,839

Redemptions                        (47,810.02)           (5,054,249)             -                (5,054,249)

Subscriptions                      444,567.00            43,851,304              605,396          44,456,700

Distributions                          -                 (1,771,806)             (63,432)         (1,835,238)

Net income                             -                  5,037,038              149,454           5,186,492
                                 --------------     -----------------      ---------------     ---------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1995                714,318.98            73,080,141            1,766,403          74,846,544

Redemptions                       (245,127.36)          (25,748,519)             -               (25,748,519)

Subscriptions                      254,468.35            25,102,217              344,618          25,446,835

Distributions                          -                 (2,833,925)             (91,014)         (2,924,939)

Net income                             -                  6,942,191              281,173           7,223,364
                                 --------------     -----------------      ---------------     ---------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1996                723,659.97           $76,542,105           $2,301,180         $78,843,285
                                 ==============     =================      ===============     ===============

See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
OCTOBER 12, 1994 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1994
--------------------------------------------------------------------------------


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Organization
       ------------

       ML Principal Protection L.P. (formerly, ML Principal Protection Plus L.P.) (the "Partnership") was organized as an open-ended fund under the Delaware Revised Uniform Limited Partnership Act on January 3, 1994 and commenced trading activities on October 12, 1994. The Partnership engages in both the speculative trading of futures, options on futures and forward contracts on a wide range of commodities through ML Principal Protection Trading L.P. (formerly, ML Principal Protection Plus Trading L.P.) (the "Trading Partnership"), of which the Partnership is the sole limited partner and investing in U.S. Government Securities, as defined. Merrill Lynch Investment Partners Inc. (formerly, ML Futures Investment Partners Inc.) (the "General Partner" or "MLIP"), a wholly-owned subsidiary of Merrill Lynch Group Inc., which in turn is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), is the general partner of both the Partnership and the Trading Partnership and Merrill Lynch Futures Inc. ("MLF"), also an affiliate of Merrill Lynch, is the Trading Partnership's commodity broker. Merrill Lynch Asset Management, L.P. ("MLAM"), another affiliate of Merrill Lynch, provides cash management services to the Partnership investing in Government Securities, as defined. Substantially all of the Partnership's assets are held in accounts maintained at MLF or Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Merrill Lynch affiliate. The General Partner has agreed to maintain a general partner's interest of at least 1% of the total capital in each of the Partnership and the Trading Partnership. The General Partner and the Limited Partners share in the profits and losses of the Partnership, and the General Partner and the Partnership share in the profits and losses of the Trading Partnership, in proportion to the respective interests in the Partnership and the Trading Partnership owned by each.

       The consolidated financial statements include the accounts of the Trading Partnership in which the Partnership is the sole limited partner. All related transactions and intercompany balances between the Partnership and the Trading Partnership are eliminated in consolidation.

       The ownership by the General Partner in the Trading Partnership represents a minority interest when the financial results of the Trading Partnership are consolidated into those of the Partnership. The General Partner's share of the Trading Partnership's profits and losses is deducted from the Consolidated Statements of Income, and the General Partner's interest in the Trading Partnership reduces the partners' capital on the Consolidated Statements of Financial Condition and the Consolidated Statements of Changes in Partners' Capital.

       The Partnership issues units of limited partnership interest ("Units") generally as of the beginning of each calendar quarter. Each series has its own Net Asset Value per Unit. Different series may allocate different percentages of their total capital to trading, but all series trade under the direction of the same combination of independent advisors (the "Trading Advisors" or the "Advisors"), chosen from time to time by MLIP to manage the Trading Partnership's trading.

       MLIP selects the Advisors to manage the Partnership's assets, and allocates and reallocates the Partnership's trading assets among existing, replacement and additional Advisors.

       MLIP also determines what percentage of the Partnership's total capital to allocate to trading from time to time, attempting to balance the desirability of reducing the opportunity costs of the Partnership's "principal protection" structure against the necessity of preventing Merrill Lynch from ever being required to make any payments to the Partnership under the Merrill Lynch guarantee (see Note 7). Through December 31, 1996, no series of Units had allocated to trading a greater percentage of its assets than was so allocated at the time the series was issued.

       Estimates
       ---------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Revenue Recognition
       -------------------

       Commodity futures, options on futures and forward contract transactions are recorded on the trade date, and open contracts are reflected in net unrealized profit (loss) on open contracts in the Consolidated Statements of Financial Condition at the difference between the original contract amount and the fair value. The change in net unrealized profit (loss) on open contracts from one period to the next is reflected in change in unrealized in the Consolidated Statements of Income. Fair value is based on quoted market prices on the exchange or market on which the contract is traded.

       U.S. Government Securities
       --------------------------

       The Partnership invests a portion of its assets in obligations of the U.S. Treasury and certain other U.S. government agencies ("Government Securities") under the direction of MLAM within the parameters established by MLIP for which MLAM accepts no responsibility. These investments are carried at fair value.

       Organization and Initial Offering Costs, Operating Expenses and Selling
       -----------------------------------------------------------------------
       Commissions
       -----------

       The General Partner advanced all organization and initial offering costs relating to the Partnership and the Trading Partnership. The Partnership and Trading Partnership are reimbursing the General Partner for such costs in 36 equal monthly installments. For financial reporting purposes, the Partnership deducted the organization and initial offering reimbursement costs of $239,100 from partners' capital at inception. For all other purposes (including determining Net Asset Values of the Units), the Partnership deducts the organization and initial offering cost reimbursements only as actually paid.

       The General Partner pays all routine operating costs (including legal, accounting, printing and similar administrative expenses) of the Partnership and the Trading Partnership, including the cost of the ongoing offering of the Units. The General Partner receives an administrative fee as well as a portion of the brokerage commissions paid to MLF by the Partnership as reimbursement for the foregoing expenses.

       No selling commissions have been or are paid by Limited Partners.

    Income Taxes
    ------------

    No provision for income taxes has been made in the accompanying consolidated financial statements as each Partner is individually responsible for reporting income or loss based on such Partner's respective share of the Partnership's consolidated income and expenses as reported for income tax purposes.

    Redemptions
    -----------

    A Limited Partner may require the Partnership to redeem some or all of such Partner's Units at Net Asset Value as of the close of business on the last business day of any month upon ten calendar days' notice. Units redeemed on or prior to the end of the twelfth full month after purchase are assessed an early redemption charge of 3% of their Net Asset Value as of the date of redemption.

    Dissolution of the Partnership
    ------------------------------

    The Partnership will terminate on December 31, 2024, or at an earlier date if certain conditions occur, as well as under certain other circumstances as set forth in the Limited Partnership Agreement.

2.  RELATED PARTY TRANSACTIONS

    A portion of the Partnership's U.S. dollar-denominated assets are held at MLF in cash or short-term Treasury bills. The Partnership receives all interest paid on such Treasury bills. On the cash held at MLF, the Partnership receives interest from Merrill Lynch at rates ranging from .50 of 1% per annum below the prevailing 91-day Treasury bill rate up to the full prevailing 91-day Treasury bill rate. Merrill Lynch may derive certain economic benefits, in excess of the interest which Merrill Lynch pays to the Partnership, from possession of such cash.

    Merrill Lynch credits the Partnership with interest on the Partnership's non-U.S. dollar-denominated available assets based on local short-term rates. Merrill Lynch charges the Partnership Merrill Lynch's cost of financing realized and unrealized losses on the Partnership's non-U.S. dollar-denominated positions.

    Prior to 1996, the Partnership paid brokerage commissions to MLF in respect of each series of Units at a flat monthly rate equal to .792 of 1% (a 9.5% annual rate) of such series' month-end assets allocated to the trading. Effective January 1, 1996, this rate was reduced to .771 of 1% (a 9.25% annual rate) of each series' month-end assets allocated to trading and the Partnership began to pay MLIP a monthly administrative fee of .021 of 1% (a .25% annual rate) of each series' month-end assets allocated to trading (this recharacterization had no economic effect on the Partnership). Assets committed to trading are not reduced for purposes of calculating brokerage commissions and administrative fees by any accrued brokerage commissions, administrative fees, profit shares or other fees or charges.

    The General Partner estimates that the round-turn equivalent commission rate charged to the Partnership during the years ended December 31, 1996 and 1995, and the period from October 12, 1994 to December 31, 1994, was approximately $116, $134 and $53, respectively, not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis.

    MLF pays MLAM annual management fees of .20 of 1% on the first $25 million of Partnership capital managed by MLAM, .15 of 1% on the next $25 million of capital, .125 of 1% on the next $50 million, and .10 of 1% on capital in excess of $100 million. Such fees are paid quarterly in arrears and are calculated on the basis of the average daily assets managed by MLAM.

    MLF pays the Trading Advisors annual Consulting Fees, ranging up to 4% of the Partnership's average month-end assets allocated to them for management, after reduction for a portion of the brokerage commissions accrued with respect to such assets.

    The Partnership trades forward contracts through a Foreign Exchange Service Desk (the "F/X Desk") established by MLIP that contacts at least two counterparties along with Merrill Lynch International Bank ("MLIB") for all of the Partnership's currency transactions. All counterparties other than MLIB are unaffiliated with any Merrill Lynch entity. The F/X Desk charges a service fee (at current exchange rates) equal to approximately $5.00 to $12.50 on each purchase or sale of a futures-contract equivalent face amount of a foreign currency. No service fee is charged on trades awarded to MLIB (on which MLIB receives a "bid-ask" spread). MLIB is awarded trades only if its price (without the service fee) is equal to or better than the best price (including the service charge) offered by any of the other counterparties contacted.

    The F/X Desk trades using credit lines provided by a Merrill Lynch entity. The Partnership is not required to margin or otherwise guarantee its F/X Desk trading.

    Certain of the Partnership's currency trades are executed in the form of "exchange of futures for physical" ("EFP") transactions involving MLIB and MLF. In these transactions, a spot or forward (collectively referred to as "cash") currency position is acquired and exchanged for an equivalent futures position on the Chicago Mercantile Exchange's International Monetary Market. In its EFP trading, the Partnership acquires cash currency positions through the F/X Desk in the same manner and on the same terms as in the case of the Partnership's other F/X Desk trading. When the Partnership exchanges these positions for futures, there is a "differential" between the prices of these two positions. This "differential" reflects, in part, the different settlement dates of the cash and the futures contracts as well as prevailing interest rates, but also includes a pricing spread in favor of MLIB or another Merrill Lynch entity.

    The Partnership's F/X Desk service fee and EFP differential costs combined have, to date, totaled no more than .25 of 1% per annum of the Partnership's average month-end assets allocated to trading.

3.  ANNUAL DISTRIBUTIONS

    The Trading Partnership makes annual fixed-rated distributions, payable irrespective of profitability, of between $2 and $6 per Unit on the Series A-H Units. The Partnership may also pay discretionary distributions on such Series of Units of up to 50% of any Distributable New Appreciation, as defined. As of December 31, 1996, the Partnership has made the following distributions:

                         Distribution         Fixed-Rate        Discretionary
             Series          Date            Distribution        Distribution
           ----------  ----------------  ------------------  -------------------
      1996
     ------
            Series A        10/1/96             $3.50               $2.50
            Series B         1/1/96              3.50                2.50
            Series C         4/1/96              3.50                 -
            Series D         7/1/96              3.50                 -
            Series E        10/1/96              3.50                 -

     1995
    ------
            Series A        10/1/95              3.50                2.50

4.  AGREEMENTS

    The Trading Partnership and the Advisors have each entered into Advisory Agreements. These Advisory Agreements generally terminate one year after they are entered into, subject to certain renewal rights exercisable by the Partnership. The Advisors determine the commodity futures and forward contract trades to be made on behalf of their respective Partnership accounts, subject to certain trading policies and to certain rights reserved for the General Partner.

    Profit Shares, generally ranging from 15% to 25% of any New Trading Profit, as defined, recognized by each Advisor individually, irrespective of the overall performance of the Partnership, as of the end of each calendar quarter are paid to the appropriate Advisors. Profit shares are also paid out as in respect of Units redeemed as of the end of interim months during a quarter to the extent of the applicable percentage of any New Trading Profit attributable to such Units.

5.  NET ASSET VALUE PER UNIT

    For financial reporting purposes, the Partnership deducted the total organizational and initial offering costs payable to the General Partner at inception for purposes of determining Net Asset Value. Such deduction was allocated pro-rata among the outstanding Units of each series based upon the aggregate Net Asset Value of each series, and then equally among all Units of the same series. For all other purposes (including computing Net Asset Value for redemptions) the Partnership deducts the organizational and initial offering cost reimbursements only as actually paid. Consequently, at December 31, 1996 and 1995, the Net Asset Values of the different series of Units for financial reporting purposes and for all other purposes were:


                            Net Asset Value                         Net Asset Value per Unit
                   --------------------------------                ---------------------------
                       All Other        Financial      Number of     All Other     Financial
                       Purposes         Reporting        Units       Purposes      Reporting
                   ----------------  --------------   -----------  ------------  -------------
                                                         1996
                   ---------------------------------------------------------------------------
Series A Units         $21,048,780     $21,031,369    190,136.00      $110.70       $110.61
Series B Units           3,447,686       3,444,936     30,179.00       114.24        114.15
Series C Units           4,996,014       4,992,389     45,696.00       109.33        109.25
Series D Units          12,582,502      12,567,310    116,303.00       108.19        108.06
Series E Units          10,484,159      10,476,812     96,561.50       108.58        108.50
Series F Units          10,179,910      10,173,793     93,465.62       108.92        108.85
Series G Units           6,967,116       6,962,973     64,920.50       107.32        107.25
Series H Units           9,199,107       9,193,703     86,398.35       106.47        106.41
                      ------------    ------------    ----------
Total                  $78,905,274     $78,843,285    723,659.97
                       ===========     ===========    ==========
                                                         1995
                   ---------------------------------------------------------------------------
Series A Units         $29,380,564     $29,321,472    274,693.00      $106.96       $106.74
Series B Units           7,011,988       6,999,016     63,540.00       110.36        110.15
Series C Units           6,800,466       6,788,236     65,800.00       103.35        103.16
Series D Units          20,522,519      20,485,530    200,540.00       102.34        102.15
Series E Units          11,272,696      11,252,290    109,745.98       102.72        102.53
                      ------------     -----------    ----------
Total                  $74,988,233     $74,846,544    714,318.98
                       ===========     ===========    ==========

6.  WEIGHTED AVERAGE UNITS

    Weighted average number of Units outstanding was computed for purposes of disclosing consolidated net income per weighted average Unit. The weighted average Units at December 31, 1996, 1995 and 1994 equals the Units outstanding as of such date, adjusted proportionately for Units redeemed or issued based on the respective length of time each was outstanding during such period.

7.  MERRILL LYNCH & CO., INC. GUARANTEE

    Merrill Lynch has guaranteed to the Partnership that it will have sufficient net assets, as of the Principal Assurance Date, as defined, for each series of Units, that the Net Asset Value per Unit of such series as of such Principal Assurance Date will equal, after reduction for all liabilities to third parties and all distributions paid to such Units, not less than $100.

8.  FAIR VALUE AND OFF-BALANCE SHEET RISK

    The Partnership trades futures, options on futures and forward contracts on interest rates, stock indices, commodities, currencies, energy and metals. The Partnership's trading results by reporting category were as follows:

                                       Total Trading Results
                             ------------------------------------------
                                  1996                        1995
                             --------------              --------------
    Interest Rates             $3,183,955                  $3,933,366
    Stock Indices                (746,255)                    587,931
    Commodities                    20,119                    (447,486)
    Currencies                  3,301,360                   2,914,300
    Energy                      3,280,677                     238,988
    Metals                       (398,013)                 (1,463,889)
                             --------------              --------------

                               $8,641,843                  $5,763,210
                             ==============             ===============

    Market Risk
    -----------

    Derivative financial instruments involve varying degrees of off-balance sheet market risk, and changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership's unrealized profit (loss) on such derivative instruments as reflected in the Consolidated Statements of Financial Condition. The Partnership's exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Trading Partnership as well as the volatility and liquidity in the markets in which the derivative instruments are traded.

    The General Partner has procedures in place intended to control market risk, although there can be no assurance that they will, in fact, succeed in doing so. The procedures focus primarily on monitoring the trading of the Advisors selected from time to time for the Partnership, adjusting the percentage of the Partnership's total assets allocated to trading with respect to each Series of Units, calculating the Net Asset Value of the Advisors' respective Partnership accounts as of the close of business on each day and reviewing outstanding positions for over-concentrations -- both on an Advisor-by-Advisor and on an overall Partnership basis. While the General Partner will not itself intervene in the markets to hedge or diversify the Partnership's market exposure, the General Partner may urge Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors (although typically only as of the end of a month), in an attempt to avoid over-concentrations. However, such interventions are unusual. Except in cases in which it appears that an Advisor has begun to deviate from past practice and trading policies or to be trading erratically, the General Partner's basic risk control procedures consist simply of the ongoing process of Advisor monitoring and selection, with the market risk controls being applied by the Advisors themselves.

    One important aspect of the General Partner's risk controls is its adjustments to the leverage at which each series of Units trades. By controlling the percentage of each series' assets allocated to trading, the General Partner can directly affect the market exposure of the Partnership. Leverage control is the principal means by which the General Partner hopes to be able to ensure that Merrill Lynch is never required to make any payments under its guarantee that the Net Asset Value per Unit of each series will equal no less than $100 as of the Principal Assurance Date for such series.

    Fair Value
    ----------

    The derivative instruments traded by the Trading Partnership are marked to market daily with the resulting unrealized profit (loss) recorded in the Consolidated Statements of Financial Condition and the related profit (loss) reflected in trading revenues in the Consolidated Statements of Income.

    The contract/notional values of the Trading Partnership's open derivative instrument positions as of December 31, 1996 and 1995 were as follows:

                                     1996                                       1995
                  -----------------------------------------   -----------------------------------------
                    Commitment to          Commitment to         Commitment to        Commitment to
                  Purchase (Futures,      Sell (Futures,       Purchase (Futures,     Sell (Futures,
                  Options & Forwards)   Options & Forwards)   Options & Forwards)   Options & Forwards)
                  -------------------   -------------------   -------------------   -------------------
    Interest Rates    $103,258,306          $ 38,270,540          $230,060,441          $ 37,950,386
    Stock Indices        4,259,475             2,340,013             8,866,682               152,858
    Commodities          8,541,433            12,761,047            17,582,456             3,850,643
    Currencies          53,592,111            86,479,803            34,118,884            71,457,359
    Energy               5,566,768                 -                 9,047,015             3,440,800
    Metals               4,593,702            14,839,516             7,796,167            11,765,623
                   ----------------      ----------------      ----------------      ----------------
                      $179,811,795          $154,690,919          $307,471,645          $128,617,669
                   ================      ================      ================      ================

    Substantially all of the Trading Partnership's open derivative instruments outstanding as of December 31, 1996, expire within one year.

    The contract/notional value of the Trading Partnership's exchange-traded and non-exchange-traded derivative instrument positions as of December 31, 1996 and 1995 was as follows:

                                          1996                                         1995
                       -------------------------------------------   ------------------------------------------
                         Commitment to          Commitment to           Commitment to         Commitment to
                       Purchase (Futures,       Sell (Futures,        Purchase (Futures,      Sell (Futures,
                       Options & Forwards)    Options & Forwards)    Options & Forwards)    Options & Forwards)
                       -------------------    -------------------    -------------------    -------------------
    Exchange-Traded        $133,757,339           $ 85,639,298           $238,654,840           $ 76,980,099
    Non-Exchange
    Traded                   46,054,456             69,051,621             68,816,805             51,637,570
                        ----------------      -----------------        ---------------      -----------------
                           $179,811,795           $154,690,919           $307,471,645           $128,617,669
                        ================      =================        ===============      =================

    The average fair value of the Trading Partnership's derivative instrument positions which were open as of the end of each calendar month during the year ended December 31, 1996 and 1995 was as follows:

                                          1996                                          1995
                       ------------------------------------------    ------------------------------------------
                          Commitment to          Commitment to          Commitment to         Commitment to
                       Purchase (Futures,       Sell (Futures,        Purchase (Futures,      Sell (Futures,
                       Options & Forwards)    Options & Forwards)    Options & Forwards)    Options & Forwards)
                       -------------------    -------------------    -------------------    -------------------
    Interest Rates         $224,985,973            $91,029,835           $170,252,009            $14,100,439
    Stock Indices            10,235,486              2,492,230              5,390,839              1,288,747
    Commodities              13,316,970              7,175,841              9,360,681              2,915,357
    Currencies               94,601,907            115,671,672             36,054,488             38,557,545
    Energy                    6,862,906              1,348,945              2,823,925              2,417,008
    Metals                   13,579,528             19,196,951              6,113,263             10,207,341
                       -----------------       ----------------       ----------------        ---------------
                           $363,582,770           $236,915,474           $229,995,205            $69,486,437
                       =================       ================       ================        ===============

    A portion of the amounts indicated as off-balance sheet risk reflects offsetting commitments to purchase and to sell the same derivative instrument on the same date in the future. These commitments are economically offsetting but are not, as a technical matter, offset in the forward markets until the settlement date.

    Credit Risk
    -----------

    The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non-exchange-traded) transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange. In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets.

    The fair value amounts in the above tables represent the extent of the Trading Partnership's market exposure in the particular class of derivative instrument, but not the credit risk associated with counterparty nonperformance. The credit risk associated with these instruments, from counterparty nonperformance, is the net unrealized profit, if any, included on the Consolidated Statements of Financial Condition. The Trading Partnership also has credit risk because the sole counterparty or broker with respect to most of the Trading Partnership's assets is MLF.

    The gross unrealized profit and the net unrealized profit (loss) on the Trading Partnership's open derivative instrument positions as of December 31, 1996 and 1995 were as follows:

                                   1996                                      1995
                   -----------------------------------       --------------------------------------
                   Gross Unrealized     Net Unrealized       Gross Unrealized       Net Unrealized
                        Profit           Profit (Loss)            Profit             Profit (Loss)
                   ----------------    ----------------      ----------------      ----------------
      Exchange
       Traded         $2,090,698          $1,611,482            $2,942,622            $2,223,484

      Non-Exchange     1,172,965              65,835               352,246              (149,946)
        Traded
                    -------------       -------------        --------------        --------------

                      $3,263,663          $1,677,317            $3,294,868            $2,073,538
                    =============       =============        ==============        ==============

    The Partnership controls credit risk by dealing almost exclusively with Merrill Lynch entities as brokers and counterparties.

    The Partnership, through its normal course of business, enters into various contracts with MLF acting as its commodity broker. Pursuant to the brokerage arrangement with MLF, to the extent that such trading results in receivables from and payables to MLF, these receivables and payables are offset and reported as a net receivable or payable.

9.  SUBSEQUENT EVENT

    Effective January 1, 1997, each series of Units' brokerage commission percentage was reduced to .729 of 1% (an 8.75% annual rate) of the Partnership's month-end assets allocated to trading.


                 To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.

                                James M. Bernard
                             Chief Financial Officer
                     Merrill Lynch Investment Partners Inc.
                               General Partner of
                          ML Principal Protection L.P.