Form 10-K405, Exhibit 13
period 1997-12-31
ML PRINCIPAL PROTECTION LP; ML PRINCIPAL PROTECTION TRADING LP
filed 1998-03-30
CIK 917259, 925433

ML PRINCIPAL PROTECTION L.P.
(Formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)

Consolidated Financial Statements for the
Years Ended December 31, 1997, 1996 and 1995 and Independent Auditors' Report

To:  The Limited Partners of ML PRINCIPAL PROTECTION L.P.

ML Principal Protection Plus L.P. (the "Fund" or "Partnership") ended its fourth fiscal year of trading on December 31, 1997 with an increase in Net Asset Value ("NAV"). During 1997, trading profits were generated in the currency, interest rate, metals, agriculture and stock index markets while losses were incurred in energy trading. Please see the accompanying summary financial information for the NAV of your series of Units.

Trend reversals and extreme market volatility, affected by such factors as the Asian flu and El Nio, were characteristic of most of 1997. However, the year proved to be a profitable one overall for the Fund as trends in several key markets enabled the Trading Advisors to profit despite the significant obstacles. Although trading results in several sectors may have been lackluster, the global currency and bond markets offered noteworthy trading opportunities, which resulted in significant profits in these markets during the year. Additionally, the currency and interest rate sectors of the Fund's portfolio represented its largest percentage of market commitments.

In currency markets, the U.S. dollar rallied and started 1997 on a strong note, rising to a four-year high versus the Japanese yen and two-and-a-half year highs versus the Deutsche mark and the Swiss franc. However, the dollar underwent two significant corrections during the year. The first correction occurred in the Spring against the Japanese yen, due to the G7 finance ministers' determination that a further dollar advance would be counter-productive to their current goals. From August through mid-November, the dollar corrected against the Eurocurrencies in advance of a well-advertised tightening by the Bundesbank. By mid-December the dollar had bounced back to new highs against the yen and was rallying against the mark.

Global interest rate markets began the year on a volatile note, as investors evaluated economic data for signs of inflation. By the middle of the year, economic data in key countries was positive indicating lower inflation and igniting a worldwide rally in the bond markets. Specifically, investor sentiment was particularly strong in the U.S., where prices on the 30-year Treasury bond and 10-year Treasury note rose to their highest levels in over two years. This followed a largely positive economic report delivered by Federal Reserve Chairman Greenspan in testimony before Congress. Effects of the plunge in the Hong Kong stock market in late October spread rapidly throughout the world's financial markets, including global bond markets. After continued volatility in subsequent months made trading difficult, 1997 interest rate trading ended on a positive note when U.S. and Japanese bond markets rallied as a flight to safety from plunging stock markets around the world occurred in December.

In energy markets, a slump in crude oil prices was characteristic of its lackluster performance from the beginning of the year. Early in 1997, volatility returned in the energy markets, reflecting the impact of a winter significantly warmer than normal. By mid-year, the decline in prices reversed sharply as Saudi Arabia and Iran, together representing about 45% of OPEC's oil production, joined forces to pressure oil-producing nations to stay within OPEC production quotas. In December, financial and economic problems in Asia reduced demand for oil, and in combination with ample supplies, resulted in crude oil prices declining once again.

Although the overall return for the Fund might have paled in comparison to some of the popular market indices during 1997, a significant observation is worth noting. From the time the Dow Jones industrial average hit its high of 8259.31 in August through the end of the year, it declined 4.25% with a continued increase in volatility. Conversely, the Fund, which has been designed with the objective of producing returns non-correlated to traditional debt and equity markets, steadily improved performance during the same time period. We appreciate your continued investment in the Fund and look forward to 1998 and the trading opportunities it may bring.

Sincerely,
John R. Frawley, Jr.
President
MERRILL LYNCH INVESTMENT PARTNERS INC.
(General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS ANNUAL REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS, AS SUPPLEMENTED, WHICH CONTAINS IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE AND OTHER MATERIAL ASPECTS OF THE FUND, TOGETHER WITH SUMMARY FINANCIAL INFORMATION CURRENT WITHIN 60 DAYS. THE PROSPECTUS MUST BE READ CAREFULLY BEFORE ANY DECISION WHETHER TO INVEST IS MADE. THIS ANNUAL REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------


TABLE OF CONTENTS

                                                             Page
                                                             ----

INDEPENDENT AUDITORS' REPORT                                    1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995:

  Consolidated Statements of Financial Condition                2

  Consolidated Statements of Income                             3

  Consolidated Statements of Changes in Partners' Capital       4

  Notes to Consolidated Financial Statements                 5-14


INDEPENDENT AUDITORS' REPORT
----------------------------


To the Partners of
 ML Principal Protection L.P.:

We have audited the accompanying consolidated statements of financial condition of ML Principal Protection L.P. (formerly, ML Principal Protection Plus L.P.) (a Delaware limited partnership; the "Partnership") as of December 31, 1997 and 1996, and the related consolidated statements of income and changes in partners' capital for each of the three years in the period ended December 31, 1997.
These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ML Principal Protection L.P. as of December 31, 1997 and 1996, and the results of their operations for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

February 6, 1998
New York, New York

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1997 AND 1996


                                                                                                    1997                   1996
                                                                                         ------------------         ----------------
ASSETS
Cash                                                                                          $       1,423            $         328
Accrued interest receivable (Note 2)                                                                 38,562                   23,501
U. S. Government obligations (Note 1)                                                            94,651,930               72,815,648
Equity in commodity futures trading accounts:
    Cash and option premiums                                                                      6,127,948                7,177,888
    Net unrealized profit on open contracts                                                       2,958,084                1,677,317
                                                                                              -------------            -------------
                TOTAL                                                                         $ 103,777,947            $  81,694,682
                                                                                              =============            =============

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
    Redemptions payable                                                                       $     636,155            $     966,906
    Brokerage commissions payable (Note 2)                                                          494,349                  378,291
    Administrative fees payable (Note 2)                                                             14,330                   10,224
    Profit Shares payable (Note 4)                                                                  591,195                  658,800
    Organizational and initial offering costs payable (Note 1)                                         --                     68,630
                                                                                              -------------            -------------
            Total liabilities                                                                     1,736,029                2,082,851
                                                                                              -------------            -------------
Minority Interest                                                                                   815,233                  768,546
                                                                                              -------------            -------------
PARTNERS' CAPITAL:
    General Partner (23,141.61 Units and 20,873.06 Units)                                         2,564,153                2,301,180
    Limited Partners (989,140.56 Units and 702,786.91 Units)                                    105,628,837               76,542,105
    Subscriptions Receivable (69,663.05 Units and 0 Units)                                       (6,966,305)                    --
                                                                                              -------------            -------------
            Total partners' capital                                                             101,226,685               78,843,285
                                                                                              -------------            -------------
                TOTAL                                                                         $ 103,777,947            $  81,694,682
                                                                                              =============            =============

NET ASSET VALUE PER UNIT (Note 5)

See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                   1997                1996                1995
                                                                            ---------------    ---------------     --------------
REVENUES:
    Trading profit (loss):
        Realized                                                               $  5,412,457        $  9,038,064        $  4,407,833
        Change in unrealized                                                      1,083,826            (396,221)          1,355,377
                                                                               ------------        ------------        ------------
            Total trading results                                                 6,496,283           8,641,843           5,763,210

    Interest income (Note 2)                                                      4,873,872           4,545,186           3,415,670
                                                                               ------------        ------------        ------------

                Total revenues                                                   11,370,155          13,187,029           9,178,880
                                                                               ------------        ------------        ------------
EXPENSES:
    Profit Shares (Note 4)                                                          931,522             978,264             652,366
    Brokerage commissions (Note 2)                                                4,833,598           4,775,116           3,303,292
    Administrative fees (Note 2)                                                    138,103             129,057                --
                                                                               ------------        ------------        ------------
                Total expenses                                                    5,903,223           5,882,437           3,955,658
                                                                               ------------        ------------        ------------
INCOME BEFORE MINORITY INTEREST                                                   5,466,932           7,304,592           5,223,222
                                                                               ------------        ------------        ------------
Minority interest in income                                                         (46,687)            (81,228)            (36,730)
                                                                               ------------        ------------        ------------
NET INCOME                                                                     $  5,420,245        $  7,223,364        $  5,186,492
                                                                               ============        ============        ============

NET INCOME PER UNIT OF PARTNERSHIP INTEREST:

     Weighted average number of Units outstanding (Note 6)                          818,689             754,428             551,944
                                                                               ============        ============        ============
     Net income per weighted average General Partner                                 $ 6.62              $ 9.57              $ 9.40
     and Limited Partner Unit                                                  ============        ============        ============

See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                             Limited              General          Subscriptions
                                             Units           Partners             Partner          Receivable             Total
                                      ---------------    ------------------    ---------------   ----------------    --------------
PARTNERS' CAPITAL,
  DECEMBER 31, 1994                         317,562.00    $  31,017,854       $   1,074,985       $        --         $  32,092,839

Redemptions                                 (47,810.02)      (5,054,249)               --                  --            (5,054,249)

Subscriptions                               444,567.00       43,851,304             605,396                --            44,456,700

Distributions                                  --            (1,771,806)            (63,432)               --            (1,835,238)

Net income                                    --              5,037,038             149,454                --             5,186,492
                                            ----------    -------------       -------------       -------------       -------------
PARTNERS' CAPITAL,
  DECEMBER 31, 1995                         714,318.98       73,080,141           1,766,403                --            74,846,544

Redemptions                                (245,127.36)     (25,748,519)               --                  --           (25,748,519)

Subscriptions                               254,468.35       25,102,217             344,618                --            25,446,835

Distributions                                  --            (2,833,925)            (91,014)               --            (2,924,939)

Net income                                     --             6,942,191             281,173                --             7,223,364
                                            ----------    -------------       -------------       -------------       -------------
PARTNERS' CAPITAL,
  DECEMBER 31, 1996                         723,659.97       76,542,105           2,301,180                --            78,843,285

Redemptions                                (183,442.91)     (19,816,833)               --                  --           (19,816,833)

Subscriptions                               472,065.11       46,994,656             211,855                --            47,206,511

Subscriptions Receivable                    (69,663.05)            --                  --            (6,966,305)         (6,966,305)

Distributions                                  --            (3,362,913)            (97,305)               --            (3,460,218)

Net income                                     --             5,271,822             148,423                --             5,420,245
                                            ----------    -------------       -------------       -------------       -------------
PARTNERS' CAPITAL,
  DECEMBER 31, 1997                         942,619.12    $ 105,628,837       $   2,564,153       $  (6,966,305)      $ 101,226,685
                                            ==========    =============       =============       =============       =============

See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(formerly, ML Principal Protection Plus L.P.)
(A Delaware Limited Partnership)
 ------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

ML Principal Protection L.P. (formerly, ML Principal Protection Plus L.P.) (the "Partnership") was organized as an open-ended fund under the Delaware Revised Uniform Limited Partnership Act on January 3, 1994 and commenced trading activities on October 12, 1994. The Partnership engages in both the speculative trading of futures, options on futures and forward contracts on a wide range of commodities through ML Principal Protection Trading L.P. (formerly, ML Principal Protection Plus Trading L.P.) (the "Trading Partnership"), of which the Partnership is the sole limited partner and investing in U.S. Government
Securities, as defined.   Merrill Lynch Investment Partners Inc. (formerly, ML
Futures Investment Partners Inc.) (the "General Partner" or "MLIP"), a wholly-owned subsidiary of Merrill Lynch Group Inc., which, in turn, is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), is the general partner of both the Partnership and the Trading Partnership and Merrill Lynch Futures Inc. ("MLF"), also an affiliate of Merrill Lynch, is the Trading Partnership's commodity broker. Merrill Lynch Asset Management, L.P. ("MLAM"), another affiliate of Merrill Lynch, provides cash management services to the Partnership investing in Government Securities, as defined. Substantially all of the Partnership's assets are held in accounts maintained at MLF or Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Merrill Lynch affiliate. The General Partner has agreed to maintain a general partner's interest of at least 1% of the total capital in each of the Partnership and the Trading Partnership. The General Partner and the Limited Partners share in the profits and losses of the Partnership, and the General Partner and the Partnership share in the profits and losses of the Trading Partnership, in proportion to the respective interests in the Partnership and the Trading Partnership owned by each.

The consolidated financial statements include the accounts of the Trading Partnership in which the Partnership is the sole limited partner. All related transactions and intercompany balances between the Partnership and the Trading Partnership are eliminated in consolidation.

The ownership by the General Partner in the Trading Partnership represents a minority interest when the financial results of the Trading Partnership are consolidated into those of the Partnership. The General Partner's share of the Trading Partnership's profits and losses is deducted from the Consolidated Statements of Income, and the General Partner's interest in the Trading Partnership reduces partners' capital on the Consolidated Statements of Financial Condition and the Consolidated Statements of Changes in Partners' Capital.

The Partnership issues units of limited partnership interest ("Units") generally as of the beginning of each calendar quarter (and also as of May 1, 1997). Each series has its own Net Asset Value per Unit. Different series may allocate different percentages of their total capital to trading, but all series trade under the direction of the same combination of independent advisors (the "Trading Advisors" or the "Advisors"), chosen from time to time by MLIP to manage the Trading Partnership's trading.

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

Estimates
----------

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

Revenue Recognition
-------------------

Commodity futures, options on futures and forward contract transactions are recorded on the trade date, and open contracts are reflected in net unrealized profit on open contracts in the Consolidated Statements of Financial Condition at the difference between the original contract value and the fair value. The change in net unrealized profit (loss) on open contracts from one period to the next is reflected in change in unrealized in the Consolidated Statements of Income. Fair value is based on quoted market prices on the exchange or market on which the contract is traded.

U.S. Government Securities
--------------------------

The Partnership invests a portion of its assets in obligations of the U.S. Treasury and certain other U.S. government agencies ("Government Securities") under the direction of MLAM within the parameters established by MLIP for which MLAM accepts no responsibility. These investments are carried at fair value.

Organizational and Initial Offering Costs, Operating Expenses and Selling
-------------------------------------------------------------------------
   Commissions
   -----------

The General Partner advanced all organizational and initial offering costs relating to the Partnership and the Trading Partnership. The Partnership and Trading Partnership reimbursed the General Partner for such costs in 36 monthly installments. For financial reporting purposes, the Partnership deducted the organizational and initial offering reimbursement costs of $239,100 from partners' capital at inception. For all other purposes (including determining Net Asset Values of the Units), the Partnership deducts the organizational and initial offering cost reimbursements only as actually paid.

The General Partner pays all routine operating costs (including legal, accounting, printing, postage and similar administrative expenses) of the Partnership and the Trading Partnership, including the cost of the ongoing offering of the Units. The General Partner receives administrative fees as well as a portion of the brokerage commissions paid to MLF by the Partnership as reimbursement for the foregoing expenses.

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

2. RELATED PARTY TRANSACTIONS

MLAM manages substantially all of the Partnership's available U.S. dollar assets, pursuant to guidelines established by MLIP for which MLAM assumes no responsibility, in the U.S. Government Securities markets. MLF pays MLAM annual management fees of .20 of 1% on the first $25 million of Partnership capital managed by MLAM, .15 of 1% on the next $25 million of capital, .125 of 1% on the next $50 million, and .10 of 1% on capital in excess of $100 million. Such fees are paid quarterly in arrears and are calculated on the basis of the average daily assets managed by MLAM.

A portion of the Partnership's U.S. dollar assets are held at MLF in cash. On the cash held at MLF, the Partnership receives interest from Merrill Lynch at the prevailing 91-day U.S. Treasury bill rate. Merrill Lynch may derive certain economic benefits, in excess of the interest which Merrill Lynch pays to the Partnership, from possession of such cash.

Merrill Lynch credits the Partnership with interest on the Partnership's non-U.S. dollar-denominated assets based on local short-term rates. Merrill Lynch charges the Partnership Merrill Lynch's cost of financing realized and unrealized losses on the Partnership's non-U.S. dollar-denominated positions.

The General Partner has determined that there may have been a miscalculation in the interest credited to the Partnership for a period prior to November 1996 (such period may extend prior to that covered by these financial statements). Accordingly, the General Partner credited current and former investors who maintained a Merrill Lynch customer account in December 1997 with interest which was compounded. Former investors who do not maintain a Merrill Lynch customer account will be credited as their response forms are processed. The total amount of the adjustment is approximately $54,000. Since this amount was paid directly to investors by the General Partner, it is not reflected in these financial statements. The General Partner has determined that interest has been calculated appropriately since November 1996.

Prior to 1996, the Partnership paid brokerage commissions to MLF in respect of each series of Units at a flat monthly rate equal to .792 of 1% (a 9.5% annual rate) of such series' month-end assets allocated to trading. Effective January 1, 1996, this rate was reduced to .771 of 1% (a 9.25% annual rate) of each series' month-end assets allocated to trading and the Partnership began to pay MLIP a monthly administrative fee of .021 of 1% (a .25% annual rate) of each series' month-end assets allocated to trading (this recharacterization had no economic effect on the Partnership). Effective January 1, 1997, each series' brokerage commission percentage was reduced to .729 of 1% (an 8.75% annual rate) of such series' month-end assets allocated to trading. Assets committed to trading are not reduced for purposes of calculating brokerage commissions and administrative fees by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

The General Partner estimates that the round-turn equivalent commission rate charged to the Partnership during the years ended December 31, 1997, 1996 and

1995, was approximately $116, $116 and $134, respectively, not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis.

MLF pays the Trading Advisors annual Consulting Fees, ranging up to 4% of the Partnership's average month-end assets allocated to them for management, after reduction for a portion of the brokerage commissions accrued with respect to such assets.

The Partnership trades forward contracts through a foreign exchange service desk (the "F/X Desk") established by MLIP. The F/X Desk gives the Partnership access to counterparties in addition to (but also including) Merrill Lynch International Bank ("MLIB"). MLIP or another Merrill Lynch entity charges a service fee equal to, at current exchange rates, approximately $5.00 to $12.50 on each purchase or sale (not round-turn) of a futures contract-equivalent face amount of a given currency traded in the forward markets. No service fees are charged on trades awarded to MLIB (which receives bid-ask spreads on such trades).

In its exchange of futures for physical ("EFP") trading with Merrill Lynch, the Partnership acquires spot or forward (collectively, "cash") currency positions through the F/X Desk in the same manner and on the same terms as in the case of the Partnership's other F/X Desk trading. When the Partnership exchanges these positions for futures, there is a differential between the prices of the two positions. This differential reflects, in part, the different settlement dates of the cash and the futures contracts and prevailing interest rates, but also includes a pricing spread in favor of MLIB or another Merrill Lynch entity. The Advisors, to date, have made little use of EFPs.

The Partnership's F/X Desk service fee and EFP differential costs have, to date, totaled no more than .25 of 1% per annum of the Partnership's average month-end assets.

3. ANNUAL DISTRIBUTIONS

The Partnership makes annual fixed-rate distributions, payable irrespective of profitability, of between $2 and $5 per Unit on Units issued prior to July 16, 1996. The Partnership may also pay discretionary distributions on such Series of Units of up to 50% of any Distributable New Appreciation, as defined on such Units. No distributions are payable on Units issued after July 16, 1996. As of December 31, 1997, the Partnership has made the following distributions:


            Series        Distribution     Fixed-Rate    Discretionary
                              Date        Distribution   Distribution
           ---------    -----------------------------------------------
      1997
-----------
           Series A               10/1/97        $ 3.50            $ -
           Series B                1/1/97          3.50              3.00
           Series C                4/1/97          3.50              4.00
           Series D                7/1/97          3.50              1.00
           Series E               10/1/97          3.50              2.00
           Series F                1/1/97          3.50              2.50
           Series G                4/1/97          3.50              3.50
           Series H                7/1/97          3.50              2.50

      1996
-----------
           Series A               10/1/96        $ 3.50            $ 2.50
           Series B                1/1/96          3.50              2.50
           Series C                4/1/96          3.50              -
           Series D                7/1/96          3.50              -
           Series E               10/1/96          3.50              -

      1995
-----------
           Series A               10/1/95          3.50              2.50


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

Profit Shares, generally ranging from 15% to 25% of any New Trading Profit, as defined, recognized by each Advisor individually, irrespective of the overall performance of any series, either as of the end of each calendar quarter or year, are paid to the appropriate Advisors. Profit Shares are also paid out in respect of Units redeemed as of the end of interim months to the extent of the applicable percentage of any New Trading Profit attributable to such Units.

5. NET ASSET VALUE PER UNIT

For financial reporting purposes, the Partnership deducted the total organizational and initial offering costs payable to the General Partner at inception for purposes of determining Net Asset Value. Such deduction was allocated pro-rata among the outstanding Units of each series based upon the aggregate Net Asset Value of each series, and then equally among all Units of the same series. For all other purposes (including computing Net Asset Value for redemptions) the Partnership deducts the organizational and initial offering cost reimbursements only as actually paid. The organizational and initial offering cost reimbursement was completed in October 1997. At December 31, 1997 the Net Asset Values of the different series of Units for financial reporting purposes and for all other purposes were:


                                            Net Asset Value              Number                 Net Asset Value
                                                                        of Units                     per Unit
                     ----------------------------------------------------------------------------------------
                                          -------------------------------------------------------------------
Series A Units                                $ 17,716,313              155,778.00                     $ 113.73
Series B Units                                   2,865,130               25,100.00                       114.15
Series C Units                                   4,061,256               37,551.00                       108.15
Series D Units                                  10,499,613               95,504.00                       109.94
Series E Units                                   7,685,677               70,255.86                       109.40
Series F Units                                   6,136,370               56,275.48                       109.04
Series G Units                                   5,470,415               51,354.50                       106.52
Series H Units                                   5,610,794               52,626.22                       106.62
Series K Units                                  12,127,411              115,752.00                       104.77
Series L Units                                  14,732,144              144,314.00                       102.08
Series M Units                                  14,321,562              138,108.06                       103.70
                                          -----------------      -----------------
                                             $ 101,226,685              942,619.12
                                          =================      =================

As of December 31, 1996, the Net Asset Value of the different series of Units for financial reporting purposes and for all other purposes were as follows:


                                  Net Asset Value                                         Net Asset Value per Unit
                     ------------------------------------------                     -------------------------------------
                          All Other            Financial            Number                 All Other            Financial
                           Purposes            Reporting           of Units                 Purposes            Reporting
                     -----------------------------------------------------------    -------------------------------------
                     ----------------------------------------------------------------------------------------------------
Series A Units          $ 21,048,780          $ 21,031,369              190,136.00        $ 110.70                 $ 110.61
Series B Units             3,447,686             3,444,936               30,179.00          114.24                   114.15
Series C Units             4,996,014             4,992,389               45,696.00          109.33                   109.25
Series D Units            12,582,502            12,567,310              116,303.00          108.19                   108.06
Series E Units            10,484,159            10,476,812               96,561.50          108.58                   108.50
Series F Units            10,179,910            10,173,793               93,465.62          108.92                   108.85
Series G Units             6,967,116             6,962,973               64,920.50          107.32                   107.25
Series H Units             9,199,107             9,193,703               86,398.35          106.47                   106.41
                     ----------------     -----------------      -----------------
Total                   $ 78,905,274          $ 78,843,285              723,659.97
                     ================     =================      =================

6. WEIGHTED AVERAGE UNITS

Weighted average number of Units outstanding was computed for purposes of disclosing consolidated net income per weighted average Unit. The weighted average Units at December 31, 1997, 1996 and 1995 equals the Units outstanding as of such date, adjusted proportionately for Units redeemed or issued based on the respective length of time each was outstanding during such period.

7. MERRILL LYNCH & CO., INC. GUARANTEE

Merrill Lynch has guaranteed to the Partnership that it will have sufficient net assets, as of the Principal Assurance Date for each series of Units, that the Net Asset Value per Unit of such series as of such Principal Assurance Date will equal, after reduction for all liabilities to third parties and all distributions paid to such Units, not less than $100.

8. FAIR VALUE AND OFF-BALANCE SHEET RISK

The Partnership trades futures, options on futures and forward contracts on interest rates, stock indices, commodities, currencies, energy and metals. The Partnership's total trading results by reporting category for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                     Total Trading Results
                       --------------------------------------------------
                            1997             1996              1995
                       ---------------  ---------------   ---------------
Interest Rates            $ 1,706,686      $ 3,183,955       $ 3,933,366
Stock Indices                 232,314         (746,255)          587,931
Commodities                   679,157           20,119          (447,486)
Currencies                  3,911,109        3,301,360         2,914,300
Energy                     (1,278,003)       3,280,677           238,988
Metals                      1,245,020         (398,013)       (1,463,889)
                       ---------------  ---------------   ---------------

                          $ 6,496,283      $ 8,641,843       $ 5,763,210
                       ===============  ===============   ===============


Market Risk
-----------

Derivative financial instruments involve varying degrees of off-balance sheet market risk, and changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership's unrealized profit on such derivative instruments as reflected in the Consolidated Statements of Financial Condition. The Partnership's exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Trading Partnership as well as the volatility and liquidity in the markets in which the derivative instruments are traded.

The General Partner has procedures in place intended to control market risk, although there can be no assurance that they will, in fact, succeed in doing so. The procedures focus primarily on monitoring the trading of the Advisors selected from time to time for the Partnership, adjusting the percentage of the Partnership's total assets allocated to trading with respect to each Series of Units, calculating the Net Asset Value of the Advisors' respective Partnership accounts as of the close of business on each day and reviewing outstanding positions for over-concentrations -- both on an Advisor-by-Advisor and on an overall Partnership basis. While the General Partner does not itself intervene in the markets to hedge or diversify the Partnership's market exposure, the General Partner may urge Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors (although typically only as of the end of a month), in an attempt to avoid over-concentrations. However, such interventions are unusual. Except in cases in which it appears that an Advisor has begun to deviate from past practice and trading policies or to be trading erratically, the General Partner's basic risk control procedures consist simply of the ongoing process of Advisor monitoring and selection, with the market risk controls being applied by the Advisors themselves.

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

Fair Value
----------

The derivative instruments traded by the Trading Partnership are marked to market daily with the resulting unrealized profit recorded in the Consolidated Statements of Financial Condition and the related profit (loss) reflected in trading revenues in the Consolidated Statements of Income.

The contract/notional values of the Trading Partnership's open derivative instrument positions as of December 31, 1997 and 1996 were as follows:

                                                   1997                                                 1996
                                 --------------------------------------------         --------------------------------------------
                                   Commitment to             Commitment to              Commitment to             Commitment to
                                 Purchase (Futures,          Sell (Futures,           Purchase (Futures,         Sell (Futures,
                                 Options & Forwards)        Options & Forwards)       Options & Forwards)       Options & Forwards)
                                 ------------------         -----------------         ------------------        ------------------
           Interest Rates            $ 121,435,283              $ 85,620,621              $ 103,258,306              $ 38,270,540
           Stock Indices                 1,665,588                 8,854,122                  4,259,475                 2,340,013
           Commodities                  11,663,786                21,791,599                  8,541,433                12,761,047
           Currencies                   70,272,888               147,312,282                 53,592,111                86,479,803
           Energy                        1,085,885                 9,041,759                  5,566,768                         -
           Metals                        4,412,002                19,039,071                  4,593,702                14,839,516
                                 ------------------         -----------------         ------------------        ------------------
                                     $ 210,535,432             $ 291,659,454              $ 179,811,795             $ 154,690,919
                                 ==================         =================         ==================        ==================



Substantially all of the Trading Partnership's open derivative instruments outstanding as of December 31, 1997, expire within one year.

The contract/notional values of the Trading Partnership's exchange-traded and non-exchange-traded derivative instrument positions as of December 31, 1997 and 1996 were as follows:


                                                  1997                                                 1996
                                --------------------------------------------         --------------------------------------------
                                  Commitment to             Commitment to             Commitment to              Commitment to
                                Purchase (Futures,          Sell (Futures,           Purchase (Futures,         Sell (Futures,
                                Options & Forwards)        Options & Forwards)       Options & Forwards)       Options & Forwards)
                                ------------------         -----------------         -----------------         ------------------
Exchange-Traded                     $ 142,565,779             $ 183,223,917             $ 133,757,339               $ 85,639,298
Non- Exchange-Traded                   67,969,653               108,435,537                46,054,456                 69,051,621
                                ------------------         -----------------         -----------------         ------------------
                                    $ 210,535,432             $ 291,659,454             $ 179,811,795              $ 154,690,919
                                ==================         =================         =================         ==================


The average fair values, based on contract/notional values, of the Trading Partnership's derivative instrument positions which were open as of the end of each calendar month during the years ended December 31, 1997 and 1996 were as follows:

                                           1997                                                 1996
                       --------------------------------------------         -------------------------------------------
                           Commitment to              Commitment to           Commitment to         Commitment to
                           Purchase (Futures,         Sell (Futures,          Purchase (Futures,    Sell (Futures
                           Options & Forwards)        Options & Forwards)     Options & Forwards)   Options & Forwards)
                       ------------------------------------------------------------------------------------------------
Interest Rates             $ 177,189,103              $ 68,697,138             $ 224,985,973              $ 91,029,835
Stock Indices                  7,544,449                 4,040,832                10,235,486                 2,492,230
Commodities                   13,113,725                11,481,639                13,316,970                 7,175,841
Currencies                    70,061,899               113,287,725                94,601,907               115,671,672
Energy                         3,621,533                 3,415,726                 6,862,906                 1,348,945
Metals                         7,369,251                14,913,348                13,579,528                19,196,951
                       ------------------        ------------------         -----------------         -----------------
                           $ 278,899,960             $ 215,836,408             $ 363,582,770              $236,915,474
                       ==================        ==================         =================         =================

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

The gross unrealized profit and the net unrealized profit on the Trading Partnership's open derivative instrument positions as of December 31, 1997 and 1996 were as follows:

                                                    1997                                          1996
                                ---------------------------------------         ---------------------------------------
                                   Gross Unrealized         Net Unrealized         Gross Unrealized     Net Unrealized
                                        Profit                  Profit                  Profit              Profit
                                ---------------------------------------------------------------------------------------
Exchange-Traded                    $ 3,263,519             $ 2,416,539             $ 2,090,698             $ 1,611,482
Non-Exchange-Traded                  2,119,281                 541,545               1,172,965                  65,835
                                ---------------         ---------------         ---------------         ---------------
                                   $ 5,382,800             $ 2,958,084             $ 3,263,663             $ 1,677,317
                                ===============         ===============         ===============         ===============


The Partnership controls credit risk by dealing almost exclusively with Merrill Lynch entities as brokers and counterparties.

The Partnership, in its normal course of business, enters into various contracts, with MLF acting as its commodity broker. Pursuant to the brokerage arrangement with MLF, to the extent that such trading results in receivables from and payables to MLF, these receivables and payables are offset and reported as a net receivable or payable.

9. SUBSEQUENT EVENT

Effective January 1, 1998, distributions were announced for Series B and Series
F. The Series B Unitholders received a fixed-rate distribution of $3.50 per Series B Unit as well as a discretionary distribution equal to $1.50. The Series F Unitholders received a fixed-rate distribution of $3.50 per Series F Unit as well as a discretionary distribution equal to $1.25.



                 To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.


                            /s/ Michael A. Karmelin
                            -----------------------
                              Michael A. Karmelin
                            Chief Financial Officer
                     Merrill Lynch Investment Partners Inc.
                               General Partner of
                          ML Principal Protection L.P.