Form 10-K405, Exhibit 13
period 1998-12-31
ML PRINCIPAL PROTECTION LP
filed 1999-03-30
CIK 917259

                                                                   EXHIBIT 13.01




                        ML PRINCIPAL PROTECTION L.P.
                        (A Delaware Limited Partnership)


                        Consolidated Financial Statements for the Years Ended December 31, 1998, 1997 and 1996 and
                        Independent Auditors' Report





[LOGO] MERRILL LYNCH

To:  The Limited Partners of ML Principal Protection L.P.

ML Principal Protection L.P. (the "Fund" or the "Partnership") ended its fifth fiscal year of trading on December 31, 1998 with an increase in Net Asset Value ("NAV"). During 1998, trading profits were generated in the interest rate, currency and stock index markets while losses were incurred in agricultural, metals and energy trading. Please see the accompanying summary financial information for the NAV of your series of Units.

Global interest rate markets provided the Fund with its most profitable positions for the first quarter, particularly in European bonds where an extended bond market rally continued despite an environment of robust growth in the United States, Canada and the United Kingdom, as well as a strong pick-up in growth in continental Europe. In the second quarter, swings in the U.S. dollar and developments in Japan affected bond markets, causing the Fund's interest rate trading to result in losses. This was turned around in the third quarter, as markets worldwide were turned upside down and the Fund's non-correlation with general equity and debt markets was strongly exhibited, and trading was particularly profitable in positions in Eurodollars, German and Japanese bonds, and U.S. Treasury notes and bonds. Global investors staged a major flight to quality, resulting in a significant widening of credit spreads on a global
basis.   In October, investors pushed the yields on U.S. Treasury bonds to a 31-
year low. The long bond yield fell about 75 basis points in 1998 as the world economy slowed more than expected, inflation continued to fall, the anticipated small U.S. budget deficit turned into substantial surplus, and the Federal Reserve lowered interest rates.

In currency markets, results early in the year were mixed, although marginally profitable. During the second quarter, strong gains were realized in positions in the Japanese yen, which weakened during June to an eight-year low versus the U.S. dollar. Significant gains from Japanese yen trading continued into the third quarter, and Japan's problems spread to other sectors of the global economy, causing commodities prices to decline as demand from the Asian economies weakened. Japan's deepening recession and credit crunch continued through the fourth quarter, and the Fund achieved gains from long yen positions.

Trading results in stock index markets were also mixed in early 1998, despite a strong first-quarter performance by the U.S. equity market as several consecutive weekly gains were recorded with most market averages setting new highs. Second quarter results were profitable as the Asia-Pacific region's equity markets weakened across the board. In particular, Hong Kong's Hang Seng index trended downward during most of the second quarter and traded at a three-year low. As U.S. equity markets declined in July and August, the Fund profited from short positions in the S&P 500, most notably during August, when the index dropped 14.5%. Volatility in September made for a difficult trading environment in the stock index sector, and the Fund incurred modest losses, although results remained profitable for the quarter and the year overall in these markets

In agricultural commodity markets, 1998 began with strong gains as live cattle and hog prices trended downward throughout the first quarter. In the second quarter, although the U.S. soybean crop got off to a good start which contributed to higher yield expectations and a more burdensome supply outlook, soybean prices traded in a volatile pattern. Sugar futures maintained mostly a downtrend, as no major buyers emerged to support the market. Similarly, coffee prices trended downward, as good weather conditions in Central America and Mexico increased the prospects of more output from these countries. The third quarter resulted in losses as the U.S. soybean crop increased relative to the USDA's production estimate as a result of timely rains, which contributed to lower prices. These losses continued into the fourth quarter as the Fund was caught on the short side of the soybean complex, as the soybean supply surplus became more manageable following the November 10th USDA reports, causing prices to gain upward momentum.

Gold prices began the year drifting sideways, and continued to weaken following news in the second quarter of a European Central Bank consensus that ten to fifteen percent of reserves should be made up of gold bullion, which was at the low end of expectations. Gold was unable to extend third quarter rallies or to build any significant upside momentum, resulting in a trendless environment. This was also the case in the fourth quarter, as gold's cost of production declined. Also, silver markets remained range-bound, while also experiencing a significant selloff in November, and aluminum traded at its lowest levels since 1994, with many aluminum smelters operating at a loss.

In energy markets, demand for crude oil in the Middle East was affected by low oil prices early in the year, and trading resulted in losses. Initially buoyed on concerns about a U.S.-led military strike against Iraq, crude oil fell to a nine-year low, as the globally warm winter, the return of Iraq as a producer and the Asian economic crisis added to OPEC's supply glut problems. Despite production cuts initiated by OPEC at the end of March, world oil supplies remained excessive and oil prices stood at relatively low levels throughout the first half of 1998. Short heating oil positions in the third quarter proved profitable for the Fund as the market for heating oil prices dropped to its lowest level in more than a decade. In early December, oil and natural gas prices dropped sharply, causing continued problems for many emerging market countries that depend on commodity exports for economic growth and government financing. These price pressures were mainly due to excessive supply availability and near-term weather indications that inventories would remain at more than adequate levels even in the event of a cold Northern Hemisphere winter. Also, the December U.S. air attack on Iraq failed to cause any damage to oil pumping and shipping operations, and oil prices fell over 10%.

Despite a year of unprecedented volatility in key global markets, we were pleased with the Fund's ability to generate a profit by trading both the long and short side of a variety of markets, demonstrating its value as an element of diversification in an investor's portfolio. We look forward to 1999 and the opportunities it may present.

                                        Sincerely,
                                        John R. Frawley, Jr.
                                        President
                                        Merrill Lynch Investment Partners Inc.
                                        (General Partner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS ANNUAL REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS, AS SUPPLEMENTED, WHICH CONTAINS IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE AND OTHER MATERIAL ASPECTS OF THE FUND, TOGETHER WITH SUMMARY FINANCIAL INFORMATION CURRENT WITHIN 60 DAYS. THE PROSPECTUS MUST BE READ CAREFULLY BEFORE ANY DECISION WHETHER TO INVEST IS MADE. THIS ANNUAL REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        Page
                                                                        ----

INDEPENDENT AUDITORS' REPORT                                               1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996:

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

INDEPENDENT AUDITORS' REPORT
----------------------------


To the Partners of
 ML Principal Protection L.P.:

We have audited the accompanying consolidated statements of financial condition of ML Principal Protection L.P. (the "Partnership") as of December 31, 1998 and 1997, and the related consolidated statements of income and of changes in partners' capital for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ML Principal Protection L.P. as of December 31, 1998 and 1997, and the results of their operations for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


New York, New York
February 4, 1999

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                       1998                  1997
                                                                                 -----------------     ------------------
ASSETS

Equity in commodity futures trading accounts:
    Cash and option premiums                                                          $ 20,564,400            $ 6,127,857
    Net unrealized profit on open contracts                                                601,178              2,958,175
Government Securities (Note 1) (Cost :  $60,044,483 and $93,663,044)                    60,536,271             93,851,028
Cash                                                                                        43,497                  1,423
Accrued interest receivable (Note 2)                                                       685,821                839,464
                                                                                  -----------------     ------------------

                TOTAL                                                                 $ 82,431,167          $ 103,777,947
                                                                                  =================     ==================

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
    Brokerage commissions payable (Note 2)                                               $ 402,923              $ 494,349
    Profit Shares payable (Note 4)                                                         594,328                591,195
    Redemptions payable                                                                  1,467,829                636,155
    Administrative fees payable (Note 2)                                                    16,960                 14,330
                                                                                  -----------------     ------------------

            Total liabilities                                                            2,482,040              1,736,029
                                                                                  -----------------     ------------------

Minority Interest                                                                          842,289                815,233
                                                                                  -----------------     ------------------

PARTNERS' CAPITAL:
    General Partner (6,654.61 Units and 23,141.61 Units)                                   735,280              2,564,153
    Limited Partners (717,784.1628 Units and 989,140.56 Units)                          78,371,558            105,628,837
    Subscriptions Receivable (0 Units and 69,663.05 Units)                                       -             (6,966,305)
                                                                                  -----------------     ------------------

            Total partners' capital                                                     79,106,838            101,226,685
                                                                                  -----------------     ------------------

                 TOTAL                                                                $ 82,431,167          $ 103,777,947
                                                                                  =================     ==================

    NET ASSET VALUE PER UNIT (Note 5)


    See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                     1998               1997                1996
                                                                ---------------    ---------------     ---------------
REVENUES:
     Trading profit (loss):
         Realized                                                  $ 8,746,563        $ 5,412,457         $ 9,038,064
         Change in unrealized                                       (2,053,193)         1,083,826            (396,221)
                                                                ---------------    ---------------     ---------------

             Total trading results                                   6,693,370          6,496,283           8,641,843

     Interest income (Note 2)                                        5,434,851          4,873,872           4,545,186
                                                                ---------------    ---------------     ---------------

                 Total revenues                                     12,128,221         11,370,155          13,187,029
                                                                ---------------    ---------------     ---------------

 EXPENSES:
     Brokerage commissions (Note 2)                                  6,159,359          4,833,598           4,775,116
     Profit Shares (Note 4)                                          1,658,306            931,522             978,264
     Administrative fees (Note 2)                                      193,861            138,103             129,057
                                                                ---------------    ---------------     ---------------

                 Total expenses                                      8,011,526          5,903,223           5,882,437
                                                                ---------------    ---------------     ---------------

 INCOME BEFORE MINORITY INTEREST                                     4,116,695          5,466,932           7,304,592
                                                                ---------------    ---------------     ---------------

 Minority interest in income                                           (27,056)           (46,687)            (81,228)
                                                                ---------------    ---------------     ---------------

 NET INCOME                                                        $ 4,089,639        $ 5,420,245         $ 7,223,364
                                                                ===============    ===============     ===============

 NET INCOME PER UNIT:
      Weighted average number of General Partner
      and Limited Partner Units outstanding (Note 6)                   929,254            818,689             754,428
                                                                ===============    ===============     ===============

      Net income per weighted average General Partner
      and Limited Partner Unit                                     $      4.40        $      6.62         $      9.57
                                                                ===============    ===============     ===============

 See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
-------------------------------------------------------------------------------

                                                          Limited              General         Subscriptions
                                    Units                 Partners             Partner          Receivable              Total
                              -------------------    ------------------    ---------------   -----------------    ------------------
PARTNERS' CAPITAL,
  DECEMBER 31, 1995                 714,318.9800          $ 73,080,141        $ 1,766,403       $           -          $ 74,846,544

Redemptions                        (245,127.3600)          (25,748,519)                 -                   -           (25,748,519)

Subscriptions                       254,468.3500            25,102,217            344,618                   -            25,446,835

Distributions                                  -            (2,833,925)           (91,014)                  -            (2,924,939)

Net income                                     -             6,942,191            281,173                   -             7,223,364
                              -------------------    ------------------    ---------------   -----------------    ------------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1996                 723,659.9700            76,542,105          2,301,180                   -            78,843,285

Redemptions                        (183,442.9100)          (19,816,833)                 -                   -           (19,816,833)

Subscriptions                       472,065.1100            46,994,656            211,855                   -            47,206,511

Subscriptions Receivable            (69,663.0500)                    -                  -          (6,966,305)           (6,966,305)

Distributions                                  -            (3,362,913)           (97,305)                  -            (3,460,218)

Net income                                     -             5,271,822            148,423                   -             5,420,245
                              -------------------    ------------------    ---------------   -----------------    ------------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1997                 942,619.1200           105,628,837          2,564,153          (6,966,305)          101,226,685

Redemptions                        (426,071.8902)          (43,562,357)        (1,807,512)                  -           (45,369,869)

Subscriptions                       138,228.4930            13,822,849                  -                   -            13,822,849

Subscriptions Receivable             69,663.0500                     -                  -           6,966,305             6,966,305

Distributions                                  -            (1,595,262)           (33,509)                  -            (1,628,771)

Net income                                     -             4,077,491             12,148                   -             4,089,639
                              -------------------    ------------------    ---------------   -----------------    ------------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1998                 724,438.7728          $ 78,371,558          $ 735,280       $           -          $ 79,106,838
                              ===================    ==================    ===============   =================    ==================



See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization
    ------------

    ML Principal Protection L.P (the "Partnership") was organized as an open-end fund under the Delaware Revised Uniform Limited Partnership Act on January 3, 1994 and commenced trading activities on October 12, 1994. The Partnership engages in both the speculative trading of futures, options on futures, forwards and options on forward contracts on a wide range of commodities through ML Principal Protection Trading L.P (the "Trading Partnership"), of which the Partnership is the sole limited partner, and investing in Government Securities, as defined. Merrill Lynch Investment Partners Inc. (the "General Partner", "Trading Partner" or "MLIP"), a wholly-owned subsidiary of Merrill Lynch Group, Inc., which, in turn, is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), is the general partner of both the Partnership and the Trading Partnership. Merrill Lynch Futures Inc. ("MLF"), an affiliate of Merrill Lynch, is the Trading Partnership's commodity broker. Merrill Lynch Asset Management, Inc. ("MLAM"), another affiliate of Merrill Lynch, provides cash management services to the Partnership investing in Government Securities. Substantially all of the Partnership's assets are held in accounts maintained at MLF or Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Merrill Lynch affiliate. The General Partner intends to maintain a general partner's interest of at least 1% of the total capital in each series of units. The General Partner and the Limited Partners share in the profits and losses of the Partnership and the Trading Partnership in proportion to the respective interests in the Partnership and the Trading Partnership. References to the Partnership include references to the Trading Partnership unless the context otherwise requires.

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

    The Partnership issues different series of units of limited partnership interest ("Units") generally as of the beginning of each calendar quarter. Each series has its own Net Asset Value per Unit. For series issued prior to May 1, 1997, each series may allocate different percentages of their total capital to trading. For series issued after May 1, 1997, all such series must allocate the same percentage of their total capital to trading. All series, regardless of when issued, trade under the direction of the same combination of independent advisors (the "Trading Advisors" or the "Advisors"), chosen from time to time by MLIP to manage the Trading Partnership's trading.

    MLIP selects the Advisors to manage the Partnership's trading assets, and allocates and reallocates the Partnership's trading assets among existing, replacement and additional Advisors.

    MLIP determines what percentage of the Partnership's total capital to allocate to trading by investing in the Trading Partnership from time to time, attempting to balance the desirability of reducing the opportunity costs of the Partnership's "principal protection" structure against the necessity of preventing Merrill Lynch from ever being required to make any payments to the Partnership under the Merrill Lynch guarantee (see Note 7), and subject to the requirement that all series issued after May 1, 1997 must allocate the same percentage of their capital to trading.

    Certain of the prior year balances have been reclassified to conform with the current year's presentation.

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

    Revenue Recognition
    -------------------

    Commodity futures, options on futures, forwards and options on forward contracts are recorded on the trade date, and open contracts are reflected in net unrealized profit on open contracts in the Consolidated Statements of Financial Condition at the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value. The change in unrealized
    (loss) profit on open contracts and Government Securities, as defined below, from one period to the next is reflected in change in unrealized in the Consolidated Statements of Income.

    Foreign Currency Transactions
    -----------------------------

    The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in total trading results currently.

    Government Securities
    ---------------------

    The Partnership invests a portion of its assets in obligations of the U.S. Treasury and certain other U.S. government agencies ("Government Securities") under the direction of MLAM within the parameters established by MLIP for which MLAM accepts no responsibility. These investments are carried at fair value.

    Operating Expenses and Selling Commissions
    ------------------------------------------

    The General Partner pays all routine operating costs (including legal, accounting, printing, postage and similar administrative expenses) of the Partnership and the Trading Partnership, including the cost of the ongoing offering of the Units. The General Partner receives administrative fees as well as a portion of the brokerage commissions paid to MLF by the Partnership.

    No selling commissions have been or are paid directly by Limited Partners. All selling commissions are paid by MLIP.

    Income Taxes
    ------------

    No provision for income taxes has been made in the accompanying consolidated financial statements as each Partner is individually responsible for reporting income or loss based on such Partner's respective share of the Partnership's consolidated income and expenses as reported for income tax purposes.

    Redemptions
    -----------

    A Limited Partner may require the Partnership to redeem some or all of such Partner's Units at Net Asset Value as of the close of business on the last business day of any month upon ten calendar days' notice. Units redeemed on or prior to the end of the twelfth full month after such Units were issued are assessed an early redemption charge of 3% of their Net Asset Value as of the date of redemption. Units redeemed after the twelfth month but on or before the end of the eighteenth month after such Units were issued are subject to a redemption charge of 1.5%. Units redeemed after the eighteenth month but on or before the end of the twenty-fourth month after such Units were issued are subject to a 1% redemption charge.

    Dissolution of the Partnership
    ------------------------------

    The Partnership will terminate on December 31, 2024 or at an earlier date if certain conditions occur, as well as under certain other circumstances as set forth in the Limited Partnership Agreement.

    Recently Issued Accounting Pronouncements
    -----------------------------------------

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the "Statement"). Such Statement is effective for fiscal years commencing after June 15, 1999. The General Partner does not believe that the Statement will have a significant effect on the financial statements of the Partnership.

2.  RELATED PARTY TRANSACTIONS

    MLAM manages a substantial portion all of the Partnership's available U.S. dollar assets, pursuant to guidelines established by MLIP for which MLAM assumes no responsibility, in the Government Securities markets. MLF pays MLAM annual management fees of .20 of 1% on the first $25 million of certain assets ("Capital"), including the Partnership's assets managed by MLAM, .15 of 1% on the next $25 million of Capital, .125 of 1% on the next $50 million, and .10 of 1% on Capital in excess of $100 million. Such fees are paid quarterly in arrears and are calculated on the basis of the average daily assets managed by MLAM.

    A portion of the Partnership's U.S. dollar assets is maintained at MLF. On assets held in U.S. dollars, Merrill Lynch credits the Partnership with interest at the prevailing 91-day U.S. Treasury bill rate. The Partnership is credited with interest on any of its net gains actually held by Merrill Lynch in non-U.S. dollar currencies at a prevailing local rate received by Merrill Lynch. Merrill Lynch may derive certain economic benefits, in excess of the interest which Merrill Lynch pays to the Partnership, from possession of such assets.

    Merrill Lynch charges the Partnership Merrill Lynch's cost of financing realized and unrealized losses on the Partnership's non-U.S. dollar-denominated positions.

    The General Partner determined that there may have been a miscalculation in the interest credited to the Partnership for a period prior to November 1996 (such period may extend prior to that covered by these financial statements). Accordingly, the General Partner credited current and former investors who maintained a Merrill Lynch customer account in December 1997 with interest which was compounded.

    Former investors who do not maintain a Merrill Lynch customer account have been credited as their response forms are processed. The total amount of the adjustment was approximately $54,000. Since this amount was paid directly to investors by the General Partner, it is not reflected in these financial statements. The General Partner determined that interest was calculated appropriately since November 1996.

    Prior to January 1, 1996, the Partnership paid brokerage commissions to MLF in respect of each series of Units at a flat monthly rate equal to .792 of 1% (a 9.5% annual rate) of such series' month end assets invested in the Trading Partnership. Effective January 1, 1996, this rate was reduced to .771 of 1% (a 9.25% annual rate), and the Partnership began to pay MLIP a monthly administrative fee of .021 of 1% (a .25% annual rate) of each series' month-end assets invested in the Trading Partnership (this recharacterization had no economic effect on the Partnership). Effective January 1, 1997, each series' brokerage commission percentage was reduced to .729 of 1% (an 8.75% annual rate). Effective October 1, 1998, the administrative fee calculation base was changed so as to equal .021 of 1% (a .25% annual rate) of the Partnership's month-end total assets, and each series' brokerage commission percentage was reduced to .625 of 1% (a 7.50% annual rate). Assets committed to trading and total assets are not reduced for purposes of calculating brokerage commissions and administrative fees by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

    The General Partner estimates that the round-turn equivalent commission rate charged to the Trading Partnership during the years ended December 31, 1998, 1997 and 1996, was approximately $80, $116 and $116, respectively, (not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis.)

    MLF pays the Trading Advisors annual Consulting Fees ranging up to 4% of the Partnership's average month-end assets allocated to them for management, after reduction for a portion of the brokerage commissions accrued with respect to such assets.

    Many of the Partnership's currency trades are executed in the spot and forward foreign exchange markets (the "FX Markets") where there are no direct execution costs. Instead, the participants, banks and dealers, including Merrill Lynch International Bank ("MLIB"), in the FX Markets take a "spread" between the prices at which they are prepared to buy and sell a particular currency and such spreads are built into the pricing of the spot or forward contracts with the Partnership. The General Partner anticipates that some of the Partnership's foreign currency trades will be executed through MLIB, an affiliate of the General Partner. MLIB has discontinued the operation of the foreign exchange service desk, which included seeking multiple quotes from counterparties unrelated to MLIB for a service fee and trade execution.

    In its exchange of futures for physical ("EFP") trading, the Partnership acquires cash currency positions through banks and dealers, including Merrill Lynch. The Partnership pays a spread when it exchanges these positions for futures. This spread reflects, in part, the different settlement dates of the cash and the futures contracts, as well as prevailing interest rates, but also includes a pricing spread in favor of the banks and dealers, which may include a Merrill Lynch entity.

3.    ANNUAL DISTRIBUTIONS

      The Partnership makes annual fixed-rate distributions, payable irrespective of profitability, of $3.50 per Unit on Units issued prior to May 1, 1997. The Partnership may also pay discretionary distributions on such series of Units of up to 50% of any Distributable New Appreciation, as defined on such Units. No distributions are payable on Units issued after May 1, 1997. As of December 31, 1998, the Partnership had made the following distributions:


                           Distribution      Fixed-Rate    Discretionary
            Series             Date         Distribution   Distribution
           ---------     ----------------------------------------------
      1998
      -----
           Series A          10/1/98          $ 3.50            $    -
           Series B           1/1/98            3.50              1.50
           Series C           4/1/98            3.50                 -
           Series D           7/1/98            3.50                 -
           Series E          10/1/98            3.50                 -
           Series F           1/1/98            3.50              1.25
           Series G           4/1/98            3.50                 -
           Series H           7/1/98            3.50                 -

      1997
      -----
           Series A          10/1/97          $ 3.50            $    -
           Series B           1/1/97            3.50              3.00
           Series C           4/1/97            3.50              4.00
           Series D           7/1/97            3.50              1.00
           Series E          10/1/97            3.50              2.00
           Series F           1/1/97            3.50              2.50
           Series G           4/1/97            3.50              3.50
           Series H           7/1/97            3.50              2.50

      1996
      -----
           Series A          10/1/96          $ 3.50            $ 2.50
           Series B           1/1/96            3.50              2.50
           Series C           4/1/96            3.50                 -
           Series D           7/1/96            3.50                 -
           Series E          10/1/96            3.50                 -


4.    AGREEMENTS

      The Trading Partnership and the Advisors have each entered into Advisory Agreements. These Advisory Agreements generally terminate one year after they are entered into, subject to certain renewal rights exercisable by the Partnership. The Advisors determine the commodity futures, options on futures, forwards and option on forward contract trades to be made on behalf of their respective Trading Partnership accounts, subject to certain rights reserved for the General Partner.

      Profit Shares, generally ranging from 15% to 25% of any New Trading Profit, as defined, recognized by each Advisor individually, irrespective of the overall performance of any series, either as of the end of each calendar quarter or year and upon the net reallocation of assets away from an Advisor, including unit redemptions, are paid to the appropriate Advisors to the extent of the applicable percentage of any New Trading Profit attributable to such Units.

5.    NET ASSET VALUE PER UNIT

      At December 31, 1998 the Net Asset Values of the different series of Units were as follows:

                                                Number      Net Asset Value
                           Net Asset Value      of Units        per Unit
                           --------------------------------------------------

                           --------------------------------------------------
      Series A Units      $ 12,718,104        109,886.0000        $ 115.74
      Series B Units         1,498,896         13,150.0000          113.98
      Series C Units         2,145,087         19,694.0000          108.92
      Series D Units         6,658,019         59,742.0000          111.45
      Series E Units         6,063,352         54,556.5800          111.14
      Series F Units         3,285,111         30,152.6400          108.95
      Series G Units         2,854,082         26,507.1000          107.67
      Series H Units         2,185,925         20,275.7250          107.81
      Series K Units         7,063,107         64,436.0000          109.61
      Series L Units         9,686,313         90,690.0000          106.81
      Series M Units        10,476,381         96,696.0600          108.34
      Series N Units         5,800,784         55,546.4250          104.43
      Series O Units         7,205,406         68,774.2420          104.77
      Series P Units           655,841          6,134.0000          106.92
      Series Q Units           810,430          8,198.0008           98.86
                         --------------    ----------------
                          $ 79,106,838        724,438.7728
                         ==============    ================

      As of December 31, 1997, the Net Asset Value of the different series of Units were as follows:


                                                  Number       Net Asset Value
                          Net Asset Value          of Units       per Unit
                       ------------------------------------------------------

                       ------------------------------------------------------
      Series A Units        $ 17,716,313        155,778.0000        $ 113.73
      Series B Units           2,865,130         25,100.0000          114.15
      Series C Units           4,061,256         37,551.0000          108.15
      Series D Units          10,499,613         95,504.0000          109.94
      Series E Units           7,685,677         70,255.8600          109.40
      Series F Units           6,136,370         56,275.4800          109.04
      Series G Units           5,470,415         51,354.5000          106.52
      Series H Units           5,610,794         52,626.2200          106.62
      Series K Units          12,127,411        115,752.0000          104.77
      Series L Units          14,732,144        144,314.0000          102.08
      Series M Units          14,321,562        138,108.0600          103.70
                       ------------------    ----------------
                           $ 101,226,685        942,619.1200
                       ==================    ================

6.    WEIGHTED AVERAGE UNITS

      Weighted average number of Units outstanding was computed for purposes of disclosing consolidated net income per weighted average Unit. The weighted average number of Units outstanding at December 31, 1998, 1997 and 1996 equals the Units outstanding as of such date, adjusted proportionately for Units redeemed or issued based on the respective length of time each was outstanding during the year.

7.    MERRILL LYNCH & CO., INC. GUARANTEE

      Merrill Lynch has guaranteed to the Partnership that it will have sufficient Net Assets, as of the Principal Assurance Date for each series of Units, that the Net Asset Value per Unit of such series as of such Principal Assurance Date will equal, after reduction for all liabilities to third parties and all distributions paid in respect of such Units, not less than $100.

8.    FAIR VALUE AND OFF-BALANCE SHEET RISK

      The Trading Partnership trades futures, options on futures, forwards and options on forward contracts on interest rates, stock indices, commodities, currencies, energy and metals. The Trading Partnership's total trading results by reporting category for the years ended December 31, 1998, 1997 and 1996 were as follows:


                                      Total Trading Results
                        --------------------------------------------------
                             1998              1997             1996
                        ---------------   ---------------  ---------------
      Interest Rates       $ 7,116,336       $ 1,706,686      $ 3,183,955
      Stock Indices            824,905           232,314         (746,255)
      Commodities             (967,695)          679,157           20,119
      Currencies             2,085,218         3,911,109        3,301,360
      Energy                  (882,409)       (1,278,003)       3,280,677
      Metals                (1,482,985)        1,245,020         (398,013)
                        ---------------   ---------------  ---------------

                           $ 6,693,370       $ 6,496,283      $ 8,641,843
                        ===============   ===============  ===============

      Market Risk
      -----------

      Derivative financial instruments involve varying degrees of off-balance sheet market risk, and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership's net unrealized profit on such derivative instruments as reflected in the Consolidated Statements of Financial Condition. The Trading Partnership's exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Trading Partnership as well as the volatility and liquidity in the markets in which such derivative instruments are traded.

      The General Partner has procedures in place intended to control market risk exposure, although there can be no assurance that they will, in fact, succeed in doing so. These procedures focus primarily on monitoring the trading of the Advisors selected from time to time for the Partnership, adjusting the percentage of the Partnership's total assets invested in the Trading Partnership with respect to each series of Units, calculating the Net Asset Value of the Advisors' respective Partnership accounts as of the close of business on each day and reviewing outstanding positions for over-concentrations both on an Advisor-by-Advisor and on an overall Partnership basis. While the General Partner does not itself intervene in the markets to hedge or diversify the Partnership's market exposure, the General Partner may urge Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors (although typically only as of the end of a month), in an attempt to avoid over-concentrations. However, such interventions are unusual. Except in cases in which it appears that an Advisor has begun to deviate from past practice and trading policies or to be trading erratically, the General Partner's basic risk control procedures consist simply of the ongoing process of Advisor monitoring and selection, with the market risk controls being applied by the Advisors themselves.

      One important aspect of the General Partner's risk controls is its adjustments to the leverage at which the Units trade. If MLIP makes a leverage adjustment to any series issued after May 1, 1997, a corresponding adjustment is made to the leverage used by all such series. For series issued prior to May 1, 1997, adjustments to leverage may be made individually by series. By controlling the percentage of the assets invested in the Trading Partnership, the General Partner can directly affect the market exposure of the Partnership. Leverage control is the principal means by which the General Partner hopes to be able to ensure that Merrill Lynch is never required to make any payments under its guarantee that the Net Asset Value per Unit of each series will equal no less than $100 as of the Principal Assurance Date for such series.

      Fair Value
      ----------

      The derivative instruments traded by the Trading Partnership are marked to market daily with the resulting net unrealized profit recorded in the Consolidated Statements of Financial Condition and the related profit reflected in trading results in the Consolidated Statements of Income.

      The contract/notional values of the Trading Partnership's open derivative instrument positions as of December 31, 1998 and 1997 were as follows:



                                               1998                                           1997
                             -----------------------------------------      ----------------------------------------
                               Commitment to          Commitment to           Commitment to         Commitment to
                             Purchase (Futures,      Sell (Futures,         Purchase (Futures,      Sell (Futures,
                             Options & Forwards)    Options & Forwards)     Options & Forwards)    Options & Forwards)
                             ------------------     ------------------      ------------------     -----------------
       Interest Rates             $ 83,065,616           $ 91,012,676           $ 121,435,283          $ 85,620,621
       Stock Indices                 3,698,279              1,622,808               1,665,588             8,854,122
       Commodities                   1,797,931              7,856,776              11,663,786            21,791,599
       Currencies                   52,385,528             53,181,016              70,272,888           147,312,282
       Energy                                -              2,079,384               1,085,885             9,041,759
       Metals                        4,190,146              9,506,207               4,412,002            19,039,071
                             ------------------     ------------------      ------------------     -----------------
                                 $ 145,137,500          $ 165,258,867           $ 210,535,432         $ 291,659,454
                             ==================     ==================      ==================     =================

      Substantially all of the Trading Partnership's open derivative instruments outstanding as of December 31, 1998 expire within one year.

      The contract/notional values of the Trading Partnership's open exchange-traded and non-exchange-traded derivative instrument positions as of December 31, 1998 and 1997 were as follows:


                                                     1998                                               1997
                                 --------------------------------------------       -------------------------------------------
                                   Commitment to             Commitment to           Commitment to             Commitment to
                                 Purchase (Futures,          Sell (Futures,         Purchase (Futures,         Sell (Futures,
                                 Options & Forwards)        Options & Forwards)     Options & Forwards)       Options & Forwards)
                                 ------------------         -----------------       -----------------         -----------------
       Exchange-Traded               $ 102,156,889             $ 116,203,862           $ 142,565,779             $ 183,223,917
       Non- Exchange-Traded             42,980,611                49,055,005              67,969,653               108,435,537
                                 ------------------         -----------------       -----------------         -----------------
                                     $ 145,137,500             $ 165,258,867           $ 210,535,432             $ 291,659,454
                                 ==================         =================       =================         =================

       The average fair values, based on contract/notional values, of the Trading Partnership's derivative instrument positions which were open as of the end of each calendar month during the years ended December 31, 1998 and 1997 were as follows:


                                                  1998                                                1997
                             ---------------------------------------------       --------------------------------------------
                               Commitment to             Commitment to             Commitment to            Commitment to
                             Purchase (Futures,          Sell (Futures,          Purchase (Futures,         Sell (Futures,
                             Options & Forwards)       Options & Forwards)       Options & Forwards)      Options & Forwards)
                             -------------------       -------------------       -------------------      -------------------
       Interest Rates             $ 221,031,675              $ 98,633,884             $ 177,189,103             $ 68,697,138
       Stock Indices                  7,202,373                 4,205,480                 7,544,449                4,040,832
       Commodities                    9,417,012                14,567,919                13,113,725               11,481,639
       Currencies                   119,142,464               136,575,495                70,061,899              113,287,725
       Energy                         1,961,831                 4,354,689                 3,621,533                3,415,726
       Metals                         7,976,980                11,836,785                 7,369,251               14,913,348
                             -------------------       -------------------       -------------------      -------------------
                                  $ 366,732,335             $ 270,174,252             $ 278,899,960            $ 215,836,408
                             ===================       ===================       ===================      ===================

      A portion of the amounts indicated as off-balance sheet risk reflects offsetting commitments to purchase and to sell the same derivative instrument on the same date in the future. These commitments are economically offsetting but are not, as a technical matter, offset in the forward markets until the settlement date.

      Credit Risk
      -----------

      The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non exchange-traded) transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange. In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets.

      The fair value amounts in the above tables represent the extent of the Trading Partnership's market exposure in the particular class of derivative instrument, but not the credit risk associated with counterparty nonperformance. The credit risk associated with these instruments, from counterparty nonperformance, is the net unrealized profit included on the Consolidated Statements of Financial Condition.

      The gross unrealized profit and the net unrealized profit on the Trading Partnership's open derivative instrument positions as of December 31, 1998 and 1997 were as follows:



                                                              1998                                           1997
                                       -----------------------------------------           --------------------------------------

                                        Gross Unrealized          Net Unrealized           Gross Unrealized       Net Unrealized
                                             Profit                   Profit                    Profit                Profit
                                       -----------------         ---------------           --------------         ---------------
       Exchange-Traded                      $ 1,271,311               $ 733,034              $ 3,263,519             $ 2,416,539
       Non-Exchange-Traded                      911,388                (131,856)               2,119,281                 541,636
                                       -----------------         ---------------           --------------         ---------------
                                            $ 2,182,699               $ 601,178              $ 5,382,800             $ 2,958,175
                                       =================         ===============           ==============         ===============


      The Partnership has credit risk in respect of its counterparties and brokers, but attempts to control this risk by dealing almost exclusively with Merrill Lynch entities as counterparties and brokers.

      The Partnership, in its normal course of business, enters into various contracts, with MLF acting as its commodity broker. Pursuant to the brokerage arrangement with MLF (which includes a netting arrangement), to the extent that such trading results in receivables from and payables to MLF, these receivables and payables are offset and reported as a net receivable or payable.

9.    SUBSEQUENT EVENT

      On January 4, 1999, distributions were announced for Series B and Series
      F. During 1999, both the Series B Unitholders and the Series F Unitholders received a fixed-rate distribution of $3.50 per unit.

                     *   *   *   *   *   *   *   *   *   *


                To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.


                              /s/Jo Ann Di Dario

                                Jo Ann Di Dario
                            Chief Financial Officer
                    Merrill Lynch Investment Partners Inc.
                              General Partner of
                         ML Principal Protection L.P.