Form 10-K405, Exhibit 13
period 1999-12-31
ML PRINCIPAL PROTECTION LP
filed 2000-03-30
CIK 917259

                                                                   Exhibit 13.01

                                    ML PRINCIPAL PROTECTION L.P.
                                    (A Delaware Limited Partnership)


                                    Consolidated Financial Statements for the years ended December 31, 1999, 1998 and 1997 and Independent Auditors' Report












[LOGO] Merrill Lynch

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page
                                                                           ----

INDEPENDENT AUDITORS' REPORT                                                   1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997:

  Consolidated Statements of Financial Condition                               2

  Consolidated Statements of Operations                                        3

  Consolidated Statements of Changes in Partners' Capital                      4

  Notes to Consolidated Financial Statements                                5-12

INDEPENDENT AUDITORS' REPORT
----------------------------


To the Partners of
 ML Principal Protection L.P.:

We have audited the accompanying consolidated statements of financial condition of ML Principal Protection L.P. (the "Partnership") as of December 31, 1999, 1998 and 1997, and the related consolidated statements of operations and of changes in partners' capital for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ML Principal Protection L.P. as of December 31, 1999, 1998 and 1997, and the results of their operations and changes in partners' capital for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


New York, New York
February 4, 2000

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                                      1999                  1998

                                                                                                   -----------           -----------
ASSETS

Equity in commodity futures trading accounts:
    Cash and option premiums                                                                       $ 3,226,441           $20,564,400
    Net unrealized profit on open contracts                                                            677,742               601,178
Government Securities (Note 1) (Cost:  $40,831,617 and $60,044,483)                                 40,439,706            60,536,271
Cash                                                                                                     4,079                43,497
Accrued interest receivable (Note 2)                                                                   574,774               685,821
                                                                                                   -----------           -----------

                TOTAL                                                                              $44,922,742           $82,431,167
                                                                                                   ===========           ===========

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
    Brokerage commissions payable (Note 2)                                                         $   231,473           $   402,923
    Profit Shares payable (Note 4)                                                                      51,547               594,328
    Redemptions payable                                                                              2,118,255             1,467,829
    Administrative fees payable (Note 2)                                                                11,076                16,960
                                                                                                   -----------           -----------

            Total liabilities                                                                        2,412,351             2,482,040
                                                                                                   -----------           -----------

Minority Interest                                                                                      827,623               842,289
                                                                                                   -----------           -----------

PARTNERS' CAPITAL:
    General Partner (9,628 Units and 6,655 Units)                                                    1,023,562               735,280
    Limited Partners (381,113 Units and 717,784 Units)                                              40,659,206            78,371,558
                                                                                                   -----------           -----------

            Total partners' capital                                                                 41,682,768            79,106,838
                                                                                                   -----------           -----------

                TOTAL                                                                              $44,922,742           $82,431,167
                                                                                                   ===========           ===========

NET ASSET VALUE PER UNIT (Note 5)

See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                                    1999                1998               1997
                                                                               ------------        -------------       -------------

REVENUES:

    Trading profit (loss):
        Realized                                                               $  1,318,041        $  8,746,563        $  5,412,457
        Change in unrealized                                                       (809,172)         (2,053,193)          1,083,826
                                                                               ------------        ------------        ------------

            Total trading results                                                   508,869           6,693,370           6,496,283

    Interest income (Note 2)                                                      3,263,074           5,434,851           4,873,872
                                                                               ------------        ------------        ------------

                Total revenues                                                    3,771,943          12,128,221          11,370,155
                                                                               ------------        ------------        ------------

EXPENSES:

    Brokerage commissions (Note 2)                                                3,969,972           6,159,359           4,833,598
    Profit Shares (Note 4)                                                          265,734           1,658,306             931,522
    Administrative fees (Note 2)                                                    159,099             193,861             138,103
                                                                               ------------        ------------        ------------

                Total expenses                                                    4,394,805           8,011,526           5,903,223
                                                                               ------------        ------------        ------------

INCOME (LOSS) BEFORE MINORITY INTEREST                                             (622,862)          4,116,695           5,466,932


Minority interest in (income) loss                                                   14,666             (27,056)            (46,687)
                                                                               ------------        ------------        ------------

NET INCOME (LOSS)                                                              $   (608,196)       $  4,089,639        $  5,420,245
                                                                               ============        ============        ============

NET INCOME (LOSS) PER UNIT:

     Weighted average number of General Partner
     and Limited Partner Units outstanding (Note 6)                                 578,758             929,254             818,689
                                                                               ============        ============        ============

     Net income (loss) per weighted average General Partner
     and Limited Partner Unit                                                  $      (1.05)       $       4.40        $       6.62
                                                                               ============        ============        ============


See notes to consolidated financial statements.

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)
 ------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                               General            Limited        Subscriptions
                                               Units           Partner            Partners         Receivable            Total
                                             ---------     -------------      --------------     --------------     --------------


PARTNERS' CAPITAL,
  DECEMBER 31, 1996                           723,660      $   2,301,180       $  76,542,105     $        --        $  78,843,285

Redemptions                                  (183,443)              --           (19,816,833)             --          (19,816,833)

Subscriptions                                 472,065            211,855          46,994,656              --           47,206,511

Subscriptions Receivable                      (69,663)              --                  --          (6,966,305)        (6,966,305)

Distributions                                    --              (97,305)         (3,362,913)             --           (3,460,218)

Net income                                       --              148,423           5,271,822              --            5,420,245
                                             --------      -------------       -------------     -------------      -------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1997                           942,619          2,564,153         105,628,837        (6,966,305)       101,226,685

Redemptions                                  (426,072)        (1,807,512)        (43,562,357)             --          (45,369,869)

Subscriptions                                 138,229               --            13,822,849              --           13,822,849

Subscriptions Receivable                       69,663               --                  --           6,966,305          6,966,305

Distributions                                    --              (33,509)         (1,595,262)             --           (1,628,771)

Net income                                       --               12,148           4,077,491              --            4,089,639
                                             --------      -------------       -------------     -------------      -------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1998                           724,439            735,280          78,371,558              --           79,106,838

Redemptions                                  (349,434)              --           (37,407,257)             --          (37,407,257)

Subscriptions                                  15,736            312,428           1,261,172              --            1,573,600

Distributions                                    --              (17,824)           (964,393)             --             (982,217)

Net loss                                         --               (6,322)           (601,874)             --             (608,196)
                                             --------      -------------       -------------     -------------      -------------

PARTNER' CAPITAL,
  DECEMBER 31, 1999                           390,741      $   1,023,562       $  40,659,206     $        --        $  41,682,768
                                             ========      =============       =============     =============      =============


See notes to consolidated financial statements.

   ML PRINCIPAL PROTECTION L.P.
   (A Delaware Limited Partnership)
    ------------------------------

   -----------------------------------------------------------------------------
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization
   ------------

   ML Principal Protection L.P (the "Partnership") was organized as an open-end fund under the Delaware Revised Uniform Limited Partnership Act on January 3, 1994 and commenced trading activities on October 12, 1994. The Partnership engages in the speculative trading of futures, options on futures, forwards and options on forward contracts on a wide range of commodities through ML Principal Protection Trading L.P (the "Trading Partnership"), of which the Partnership is the sole limited partner, and investing in Government Securities, as defined. Merrill Lynch Investment Partners Inc. (the "General Partner"), a wholly-owned subsidiary of Merrill Lynch Group, Inc., which, in turn, is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), is the general partner of both the Partnership and the Trading Partnership. Merrill Lynch Futures Inc. ("MLF"), an affiliate of Merrill Lynch, is the Trading Partnership's commodity broker. Merrill Lynch Asset Management, Inc. ("MLAM"), another affiliate of Merrill Lynch, provides cash management services to the Partnership investing in Government Securities. Substantially all of the Partnership's assets are held in accounts maintained at MLF or Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Merrill Lynch affiliate. The General Partner intends to maintain a general partner's interest of at least 1% of the total capital in each series of units. The General Partner and the Limited Partners share in the profits and losses of the Partnership and the Trading Partnership in proportion to the respective interests in the Partnership and the Trading Partnership. References to the Partnership include references to the Trading Partnership unless the context otherwise requires.

   The consolidated financial statements include the accounts of the Trading Partnership in which the Partnership is the sole limited partner. All related transactions and intercompany balances between the Partnership and the Trading Partnership are eliminated in consolidation.

   The ownership by the General Partner in the Trading Partnership represents a minority interest when the financial results of the Trading Partnership are consolidated into those of the Partnership. The General Partner's share of the Trading Partnership's profits and losses is deducted from the Consolidated Statements of Operations, and the General Partner's interest in the Trading Partnership reduces partners' capital on the Consolidated Statements of Financial Condition and the Consolidated Statements of Changes in Partners' Capital.

   The Partnership issues different series of units of limited partnership interest ("Units") generally as of the beginning of each calendar quarter. Each series has its own Net Asset Value per Unit. For series issued prior to May 1, 1997, each series may allocate different percentages of their total capital to trading. For series issued after May 1, 1997, all such series must allocate the same percentage of their total capital to trading. All series, regardless of when issued, trade under the direction of the same combination of independent advisors (the "Advisors"), chosen from time to time by the General Partner to manage the Trading Partnership's trading.

   The General Partner selects the Advisors to manage the Partnership's trading assets, and allocates and reallocates the Partnership's trading assets among existing, replacement and additional Advisors.

   The General Partner determines what percentage of the Partnership's total capital to allocate to trading by investing in the Trading Partnership from time to time, attempting to balance the desirability of reducing the opportunity costs of the Partnership's "principal protection" structure against the necessity of preventing Merrill Lynch from ever being required to make any payments to the Partnership under the Merrill Lynch guarantee (see
   Note 7), and subject to the requirement that all series issued after May 1, 1997 must allocate the same percentage of their capital to trading.

   Estimates
   ---------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition
   -------------------

   Commodity futures, options on futures, forwards and options on forward contracts are recorded on the trade date, and open contracts are reflected in Net unrealized profit on open contracts in the Consolidated Statements of Financial Condition at the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value. The change in unrealized profit
   (loss) on open contracts and Government Securities, as defined below, from one period to the next is reflected under Trading profit (loss): Change in unrealized in the Consolidated Statements of Operations.

   Foreign Currency Transactions
   -----------------------------

   The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Consolidated Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in total trading results.

   Government Securities
   ---------------------

   The Partnership invests a portion of its assets in obligations of the U.S. Treasury and certain other U.S. government agencies ("Government Securities") under the direction of MLAM within the parameters established by the General Partner for which MLAM accepts no responsibility. These investments are carried at fair value.

   Operating Expenses and Selling Commissions
   ------------------------------------------

   The General Partner pays all routine operating costs (including legal, accounting, printing, postage and similar administrative expenses) of the Partnership and the Trading Partnership, including the cost of the ongoing offering of the Units. The General Partner receives an administrative fee as well as a portion of the brokerage commissions paid to MLF by the Partnership (See Note 2).

   No selling commissions have been or are paid directly by Limited Partners. All selling commissions are paid by the General Partner.

   Income Taxes
   ------------

   No provision for income taxes has been made in the accompanying consolidated financial statements as each Partner is individually responsible for reporting income or loss based on such Partner's respective share of the Partnership's consolidated income and expenses as reported for income tax purposes.

   Redemptions
   -----------

   A Limited Partner may redeem some or all of such Partner's Units at Net Asset Value as of the close of business on the last business day of any month upon ten calendar days' notice. Units redeemed on or prior to the end of the twelfth full month after such Units were issued are assessed an early redemption charge of 3% of their Net Asset Value as of the date of redemption. Units redeemed after the twelfth month but on or before the end of the eighteenth month after such Units were issued are subject to a redemption charge of 1.5%. Units redeemed after the eighteenth month but on or before the end of the twenty-fourth month after such Units were issued are subject to a 1% redemption charge. Redemption charges are deducted from redemption proceeds and paid to the General Partner.

   Dissolution of the Partnership
   ------------------------------

   The Partnership will terminate on December 31, 2024 or at an earlier date if certain conditions occur, as well as under certain other circumstances as set forth in the Limited Partnership Agreement.

2. RELATED PARTY TRANSACTIONS

   MLAM manages a substantial portion all of the Partnership's available U.S. dollar assets, pursuant to guidelines established by the General Partner for which MLAM assumes no responsibility, in the Government Securities markets. MLF pays MLAM annual management fees of .20 of 1% on the first $25 million of certain assets of MLIP sponsored funds ("Capital"), including the Partnership's assets managed by MLAM, .15 of 1% on the next $25 million of Capital, .125 of 1% on the next $50 million, and .10 of 1% on Capital in excess of $100 million. Such fees are paid quarterly in arrears and are calculated on the basis of the average daily assets managed by MLAM.

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

   The Partnership currently pays brokerage commissions to MLF in respect of each series of Units at a flat monthly rate of .625 of 1% (a 7.50% annual rate) of such series' month-end assets invested in the Trading Partnership. Prior to October 1, 1998, the brokerage commission rate was .729 of 1% (an 8.75% annual rate). The Partnership also pays the General Partner a monthly administrative fee of .021 of 1% (a .25% annual rate) of the Partnership's total month-end assets. Assets committed to trading and total assets are not reduced for purposes of calculating brokerage commissions and administrative fees by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

   The General Partner estimates that the round-turn equivalent commission rate charged to the Trading Partnership during the years ended December 31, 1999, 1998 and 1997, was approximately $127, $80, and $116, respectively (not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis).

   MLF pays the Advisors annual Consulting Fees ranging up to 2% of the Partnership's average month-end assets allocated to them for management, after reduction for a portion of the brokerage commissions accrued with respect to such assets.

3. ANNUAL DISTRIBUTIONS

   The Partnership makes annual fixed-rate distributions, payable irrespective of profitability, of $3.50 per Unit on Units issued prior to May 1, 1997. The Partnership may also pay discretionary distributions on such series of Units of up to 50% of any Distributable New Appreciation, as defined on such Units. No distributions are payable on Units issued after May 1, 1997. As of December 31, 1999, the Partnership had made the following distributions:

                             Distribution          Fixed-Rate      Discretionary
             Series             Date             Distribution       Distribution
          -------------     ------------       ---------------     -------------

     1999
   --------
         Series A              10/1/99             $ 3.50             $   --
         Series B               1/1/99               3.50                 --
         Series C               4/1/99               3.50                 --
         Series D               7/1/99               3.50               1.00
         Series E              10/1/99               3.50                 --
         Series F               1/1/99               3.50                 --
         Series G               4/1/99               3.50                 --
         Series H               7/1/99               3.50               1.00


     1998
   --------
         Series A              10/1/98             $ 3.50             $   --
         Series B               1/1/98               3.50               1.50
         Series C               4/1/98               3.50                 --
         Series D               7/1/98               3.50                 --
         Series E              10/1/98               3.50                 --
         Series F               1/1/98               3.50               1.25
         Series G               4/1/98               3.50                 --
         Series H               7/1/98               3.50                 --

     1997
   --------
         Series A              10/1/97             $ 3.50             $   --
         Series B               1/1/97               3.50               3.00
         Series C               4/1/97               3.50               4.00
         Series D               7/1/97               3.50               1.00
         Series E              10/1/97               3.50               2.00
         Series F               1/1/97               3.50               2.50
         Series G               4/1/97               3.50               3.50
         Series H               7/1/97               3.50               2.50

4. ADVISORY AGREEMENTS

   The Trading Partnership and the Advisors have each entered into Advisory Agreements. These Advisory Agreements generally renew annually one year after they are entered into, subject to certain rights exercisable by the Partnership. The Advisors determine the commodity futures, options on futures, forwards and option on forward contract trades to be made on behalf of their respective Trading Partnership accounts, subject to certain rights reserved for the General Partner.

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

5. NET ASSET VALUE PER UNIT

   As of December 31, 1999, the Net Asset Value of the different series of Units were as follows:



                                                                      Number        Net Asset Value
                                               Net Asset Value       of Units          per Unit
                                          ---------------------------------------------------------

                                          ---------------------------------------------------------

   Series A Units                              $ 7,960,220         71,300.0000           $ 111.64
   Series B Units                                  949,586          8,568.0000             110.83
   Series C Units                                1,267,695         11,909.0000             106.45
   Series D Units                                4,539,567         42,433.0000             106.98
   Series E Units                                3,617,782         33,697.1800             107.36
   Series F Units                                2,199,122         20,722.5800             106.12
   Series G Units                                1,536,527         14,666.3400             104.77
   Series H Units                                1,291,688         12,467.7250             103.60
   Series K Units                                4,980,521         46,179.0000             107.85
   Series L Units                                3,231,833         30,750.0000             105.10
   Series M Units                                2,672,599         25,068.8757             106.61
   Series N Units                                1,369,038         13,321.4278             102.77
   Series O Units                                3,657,494         35,480.2419             103.09
   Series P Units                                  546,674          5,197.0000             105.19
   Series Q Units                                  579,321          5,955.6908              97.27
   Series R Units                                1,017,139         10,344.0000              98.33
   Series S Units                                  265,962          2,681.0000              99.20
                                          ------------------    ----------------
                                               $ 41,682,768        390,741.0612
                                          ==================    ================


   At December 31, 1998 the Net Asset Values of the different series of Units were as follows:



                                                                     Number        Net Asset Value
                                             Net Asset Value        of Units          per Unit
                                          ---------------------------------------------------------
                                          ---------------------------------------------------------

   Series A Units                                 $ 12,718,104        109,886.0000        $ 115.74
   Series B Units                                    1,498,896         13,150.0000          113.98
   Series C Units                                    2,145,087         19,694.0000          108.92
   Series D Units                                    6,658,019         59,742.0000          111.45
   Series E Units                                    6,063,352         54,556.5800          111.14
   Series F Units                                    3,285,111         30,152.6400          108.95
   Series G Units                                    2,854,082         26,507.1000          107.67
   Series H Units                                    2,185,925         20,275.7250          107.81
   Series K Units                                    7,063,107         64,436.0000          109.61
   Series L Units                                    9,686,313         90,690.0000          106.81
   Series M Units                                   10,476,381         96,696.0600          108.34
   Series N Units                                    5,800,784         55,546.4250          104.43
   Series O Units                                    7,205,406         68,774.2420          104.77
   Series P Units                                      655,841          6,134.0000          106.92
   Series Q Units                                      810,430          8,198.0008           98.86
                                             ------------------    ----------------
                                                  $ 79,106,838        724,438.7728
                                             ==================    ================


6. WEIGHTED AVERAGE UNITS

   Weighted average number of Units outstanding was computed for purposes of disclosing consolidated net income per weighted average Unit. The weighted average number of Units outstanding for the years ended December 31, 1999, 1998 and 1997 equals the Units outstanding as of such date, adjusted proportionately for Units redeemed or issued based on the respective length of time each was outstanding during the year.

7. MERRILL LYNCH & CO., INC. GUARANTEE

   Merrill Lynch has guaranteed to the Partnership that it will have sufficient Net Assets, as of the Principal Assurance Date for each series of Units, that the Net Asset Value per Unit will equal, after reduction for all liabilities to third parties and all distributions paid in respect of such Units, not less than $100.

8. FAIR VALUE AND OFF-BALANCE SHEET RISK

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the "Statement"), effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137. This Statement supercedes SFAS No. 119 ("Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments") and SFAS No. 105 ("Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk") whereby disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments is no longer required for an entity such as the Partnership which carries its assets at fair value. Such Statement sets forth a much broader definition of a derivative instrument. The General Partner does not believe that the adoption of the provisions of such Statement had a significant effect on the financial statements.

   SFAS No. 133 defines a derivative as a financial instrument or other contract that has all three of the following characteristics: (1) one or more underlyings and notional amounts or payment provisions; (2) requires no initial net investment or a smaller initial net investment than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and, (3) terms that require or permit net settlement. Generally, derivatives include futures, forwards, swaps, options or other financial instruments with similar characteristics such as caps, floors and collars.

   Market Risk
   -----------

   Derivative instruments involve varying degrees of off-balance sheet market risk. Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership's net unrealized profit on such derivative instruments as reflected in the Consolidated Statements of Financial Condition. The Partnership's exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Partnership as well as the volatility and liquidity of the markets in which the derivative instruments are traded.

   The General Partner has procedures in place intended to control market risk exposure, although there can be no assurance that they will, in fact, succeed in doing so. These procedures focus primarily on monitoring the trading of the Advisors, calculating the Net Asset Value of the Partnership as of the close of business on each day and reviewing outstanding positions for over-concentrations. While the General Partner does not itself intervene in the markets to hedge or diversify the Partnership's market exposure, the General Partner may urge the Advisors to reallocate positions in an attempt to avoid over-concentrations. However, such interventions are unusual. Except in cases in which it appears that the Advisors have begun to deviate from past practice or trading policies or to be trading erratically, the General Partner's basic risk control procedures consist simply of the ongoing process of advisor monitoring, with the market risk controls being applied by the Advisors themselves.

   Credit Risk
   -----------

   The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non-exchange-traded) transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange. In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may also require margin in the over-the-counter markets.

   The credit risk associated with these instruments from counterparty nonperformance is the net unrealized profit, if any, included in the Consolidated Statements of Financial Condition.

   The Partnership attempts to mitigate credit risk by dealing exclusively with Merrill Lynch entities as clearing brokers.

9. SUBSEQUENT EVENT

   On January 3, 2000, distributions were announced for Series B and Series F. Both the Series B Unitholders and the Series F Unitholders received a fixed-rate distribution of $3.50 per unit. Such distributions totalled $102,517.

                               * * * * * * * * * *


                 To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.

                           /s/ Michael L. Pungello

                                Michael Pungello
                             Chief Financial Officer
                     Merrill Lynch Investment Partners Inc.
                               General Partner of
                          ML Principal Protection L.P.