Form 10-K, Exhibit 13
period 2005-12-31
ML PRINCIPAL PROTECTION LP
filed 2006-03-31
CIK 917259

Exhibit 13.01

ML PRINCIPAL PROTECTION L.P.
(A Delaware Limited Partnership)

Financial Statements for the years ended
December 31, 2005, 2004 and 2003 and
Report of Independent Registered
Public Accounting Firm

ML PRINCIPAL PROTECTION L.P.

 (A Delaware Limited Partnership)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Financial Condition as of December 31, 2005 and 2004	2

Statements of Operations for the years ended December 31, 2005, 2004 and 2003	3

Statements of Changes in Partners’ Capital for the years ended December 31, 2005, 2004 and 2003	4

Financial Data Highlights for the year ended December 31, 2005	5

Notes to Financial Statements	6-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

  ML Principal Protection L.P.:

We have audited the accompanying statements of financial condition of ML Principal Protection L.P. (the “Partnership”) as of December  31, 2005 and 2004, and the related statements of operations and changes in partners’ capital for each of the three years in the period ended December 31, 2005 and the financial data highlights for the year ended December 31, 2005. These financial statements and financial data highlights are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements and financial data highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial data highlights are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial data highlights present fairly, in all material respects, the financial position of ML Principal Protection L.P. as of December 31, 2005 and 2004, and the results of its operations, changes in its partners’ capital and the financial data highlights for each of the periods presented in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

March 6, 2006

ML PRINCIPAL PROTECTION L.P.

 (A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Equity in commodity futures trading accounts:
Cash	$—	$509,498
Investment in Global Horizons	10,232,424	—
Receivable from MM LLC	—	13,053,547
Receivable from Global Horizons	192,138	—
Accrued interest receivable	—	964

TOTAL ASSETS	$10,424,562	$13,564,009

LIABILITIES AND PARTNERS’ CAPITAL
LIABILITIES:
Redemptions payable	$192,138	$79,561
Payable to MM LLC	—	430,901

Total liabilities	192,138	510,462

PARTNERS’ CAPITAL:
General Partner (160,738 and 146,547 Units)	154,642	160,719
Limited Partners (10,475,025 and 11,758,530 Units)	10,077,782	12,892,828

Total partners’ capital	10,232,424	13,053,547

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$10,424,562	$13,564,009

NET ASSET VALUE PER UNIT (Note 7)

See notes to financial statements.

ML PRINCIPAL PROTECTION L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
TRADING PROFITS (LOSSES):
Realized	$(22,414)	$1,783,605	$3,053,369
Change in unrealized	50,090	(626,506)	(28,995)

Total trading profits (losses)	27,676	1,157,099	3,024,374

INVESTMENT INCOME:
Interest	353,414	173,439	180,856

EXPENSES:
Brokerage commissions	792,797	974,435	1,166,016
Administrative fees	27,338	33,581	40,027
Profit Shares	55,410	216,979	437,466

Total expenses	875,545	1,224,995	1,643,509

NET INVESTMENT LOSS	(522,131)	(1,051,556)	(1,462,653)

NET INCOME (LOSS)	$(494,455)	$105,543	$1,561,721

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	11,688,691	12,844,606	13,571,725

Net income per weighted average General Partner and Limited Partner Unit	$(0.0423)	$0.0082	$0.1151

Substantially all items of income and expense are derived from the investment in Global Horizons for year ended December 31, 2005 and MM LLC for the years ended December 31, 2004 and 2003.

See notes to financial statements.

ML PRINCIPAL PROTECTION L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2002	149,307	$185,021	$17,255,541	$17,440,562

Consolidation of Units (Note 7)	14,633,051	59	5,440	5,499

Net income	—	18,243	1,543,478	1,561,721

Distributions	—	(653)	(61,634)	(62,287)

Redemptions	(2,872,841)	(42,967)	(3,460,832)	(3,503,799)

PARTNERS’ CAPITAL, DECEMBER 31, 2003	11,909,517	159,703	15,281,993	15,441,696

Consolidation of Units (Note 7)	2,266,687	—	314	314

Net income	—	1,016	104,527	105,543

Redemptions	(2,271,127)	—	(2,494,006)	(2,494,006)

PARTNERS’ CAPITAL, DECEMBER 31, 2004	11,905,077	160,719	12,892,828	13,053,547

Consolidation of Units (Note 7)	1,149,203	19	714	733

Net loss	—	(6,096)	(488,359)	(494,455)

Redemptions	(2,418,517)	—	(2,327,401)	(2,327,401)

PARTNERS’ CAPITAL, DECEMBER 31, 2005	10,635,763	$154,642	$10,077,782	$10,232,424

See notes to financial statements.

ML PRINCIPAL PROTECTION L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31, 2005

The following per Unit data and ratios have been derived from information provided in the financial statements.

Series 2005*
Per Unit Operating Performance:

Net asset value, beginning of year	$1.0000

Total trading profits	0.0055
Interest income	0.0301
Expenses	(0.0735)

Net asset value, end of year	$0.9621

Total return:

Total return before Profit Shares	-3.35%
Profit Shares	-0.46%
Total return after Profit Shares	-3.79%

Ratios to Average Net Assets:

Expenses (excluding Profit Shares)	7.21%
Profit Shares	0.49%
Expenses (including Profit Shares)	7.70%

Net investment loss	-4.59%

*Series 2005 units were issued on January 2, 2005 (See Note 7).

See notes to financial statements.

 ML PRINCIPAL PROTECTION L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Principal Protection L.P (the “Partnership”) was organized as an open-end fund under the Delaware Revised Uniform Limited Partnership Act on January 3, 1994 and commenced trading activities on October 12, 1994. The Partnership engages currently, through a limited liability company, Global Horizons I L.P. (“Global Horizons”) in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Through December 31, 2004, the Partnership traded, through a similar limited liability company, ML Multi-Manager Portfolio LLC (“MM LLC”). Effective December 31, 2004, after the close of business, MM LLC redeemed all of the Partnership’s units and the proceeds were invested in Global Horizons, which has an investment strategy similar to MM LLC. Merrill Lynch Alternative Investments LLC (“MLAI”) is the general partner of the Partnership and is a wholly-owned subsidiary of Merrill Lynch Investment Managers LP (“MLIM”), which in turn, is an indirect wholly-owned subsidiary of Merrill Lynch & Co. Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker. Prior to December 1, 2005, Merrill Lynch Investment Managers LLC (“MLIM LLC”) was the general partner of the Partnership. All of the Partnership’s assets are held in accounts maintained at MLPF&S. MLAI intends to maintain a general partner’s interest of at least 1% of the total capital in each series of units. MLAI and the Limited Partners share in the trading revenues and interest income of the Partnership in proportion to the respective interests in the Partnership.

The following notes relate to the operations of the Partnership through its investments in Global Horizons and MM LLC. As of December 31, 2005, the Partnership’s percentage of ownership share of Global Horizons was 3.81%. As of December 31, 2004 (prior to MM LLC liquidation) and 2003, the Partnership’s percentage of ownership share of MM LLC was 13.44% and 11.02%, respectively. MLAI selects independent trading advisors (“Advisors”) to manage Global Horizons’ assets, and allocates and reallocates such trading assets among existing, replacement and additional Advisors.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commodity futures, options on futures and forwards are recorded on the trade date and open contracts are reflected in Net unrealized profit (loss) on open contracts in the Statements of Financial Condition of Global Horizons (MM LLC as of December 31, 2004) at the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value. The change in unrealized profit (loss) on open contracts from one period to the next is reflected in Change in unrealized under Trading profits (losses) in the Statements of Operations of Global Horizons (MM LLC for the years ended December 31, 2004 and 2003).

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in Realized under Trading profit (loss) on the Statements of Operations of Global Horizons (MM LLC for the years ended December 31, 2004 and 2003).

Operating Expenses and Selling Commissions

MLAI pays all routine operating costs (including legal, accounting, printing, postage and similar administrative expenses) of the Partnership. MLAI receives an administrative fee as well as a portion of the brokerage commissions paid by the Partnership through Global Horizons (previously MM LLC).

No selling commissions have been or are paid directly by Limited Partners. All selling commissions are paid by MLAI.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each Partner is individually responsible for reporting income or loss based on such Partner’s respective share of the Partnership’s income and expenses as reported for income tax purposes.

Redemptions

A Limited Partner may redeem some or all of such Partner’s Units at Net Asset Value as of the close of business on the last business day of any month upon ten calendar days’ notice.

Dissolution of the Partnership

The Partnership will terminate on December 31, 2024 or at an earlier date if certain conditions occur, as well as under certain other circumstances as set forth in the Limited Partnership Agreement.

Indemnifications

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Partnership’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

2.               INVESTMENT IN GLOBAL HORIZONS/RECEIVABLE FROM MM LLC

The financial statements of Global Horizons and MM LLC for the years ended December 31, 2005 and

2004, respectively, are bound together with this report and should be read in conjunction with the Partnership’s financial statements. Effective December 31, 2004, MM LLC liquidated and the fair value of the Partnership’s investment in MM LLC is reflected in Receivable from MM LLC on the Statement of Financial Condition.

The investment in Global Horizons as of December 31, 2005 is reflected in the financial statements at fair value based upon the Partnership’s proportionate interest in Global Horizons. Fair value of the investment in Global Horizons is equal to the market value of the net assets of Global Horizons allocable to the Partnership as an investor.

All income and expense for the Partnership was derived from its investment in Global Horizons or MM LLC, based on the Partnership’s proportionate share of Global Horizons’ or MM LLC’s revenues and expenses.

3.               RELATED PARTY TRANSACTIONS.

The Partnership’s U.S. dollar assets are maintained at MLPF&S through Global Horizons and previously MM LLC. On assets held in U.S. dollars, Merrill Lynch credits the Partnership with interest at the prevailing 91-day U.S. Treasury bill rate. The Partnership is credited with interest on any of its net gains actually held by Merrill Lynch in non-U.S. dollar currencies at a prevailing local rate received by Merrill Lynch. Merrill Lynch may derive certain economic benefits, in excess of the interest, which Merrill Lynch pays to the Partnership, from possession of such assets. The Partnership indirectly receives this interest through its investment in Global Horizons (MM LLC for the years ended December 31, 2004).

Merrill Lynch charges the Partnership, through its investment in Global Horizons (MM LLC for the years ended December 31, 2004 and 2003), Merrill Lynch’s cost of financing realized and unrealized losses on the Partnership’s non-U.S. dollar-denominated positions. Such amounts are netted against interest income. These amounts are not significant to the financial statements of the Partnership.

Through its investment in Global Horizons and previously MM LLC, the Partnership pays brokerage commissions to MLPF&S at a flat monthly rate of .604 of 1% (a 7.25% annual rate) of month-end trading assets invested in Global Horizons (MM LLC for the years ended December 31, 2004 and 2003). Through its investment in Global Horizons and previously MM LLC, the Partnership also pays MLAI, and previously MLIM LLC, a monthly administrative fee of .021 of 1% (a 0.25% annual rate) of the Partnership’s total month-end trading assets. Assets committed to trading are not reduced for purposes of calculating brokerage commissions and administrative fees by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

MLPF&S pays the Advisors annual consulting fees up to 2.50% of the Partnership’s average month-end trading assets allocated to a specific Advisor for management, after reduction for a portion of the brokerage commissions accrued with respect to such assets.

4.               ANNUAL DISTRIBUTIONS

The Partnership made annual fixed-rate distributions, payable irrespective of profitability, of $3.50 per Unit on Units issued prior to May 1, 1997 until the Principal Assurance Date. No distributions are payable on Units issued after May 1, 1997. For the years ended December 31, 2005, 2004 and 2003, the Partnership made the following distributions:

		Distribution	Fixed-Rate	Discretionary
	Series	Date	Distribution	Distribution

2005
	none

2004
	none

2003
	Series F	1/1/2003	$3.50	$—
	Series G	4/1/2003	3.50	—
	Series H	7/1/2003	3.50	—

5.               ADVISORY AGREEMENTS

Global Horizons (MM LLC for the years ended December 31, 2004 and 2003) and the Advisors have each entered into Advisory Agreements. These Advisory Agreements generally renew annually after they are entered into, subject to certain rights exercisable by the Partnership. The Advisors determine the commodity futures, options on futures and forwards trades to be made on behalf of their respective accounts, subject to certain rights reserved by MLAI.

Profit Shares, generally ranging from 20% to 25% of any New Trading Profit, as defined, recognized by each Advisor individually, irrespective of the overall performance of any series, either as of the end of each calendar quarter or year and upon the net reallocation of assets away from an Advisor, including Unit redemptions, are paid by Global Horizons (MM LLC for the years ended December 31, 2004 and 2003) to the appropriate Advisors to the extent of the applicable percentage of any New Trading Profit attributable to such Units.

6.               COPPER SETTLEMENT

The Partnership, as a member of a class of plaintiffs, received a settlement payment in February 2005 relating to certain copper trades made by a number of investors, including the Partnership, during a period in the mid-1990s. Members of the class were those who purchased or sold COMEX, a subsidiary of the New York Mercantile Exchange, copper futures or options contracts between June 24, 1993 and June 15, 1996. The amount of the settlement for the Partnership was $6,070, which is included in Realized under Trading profits (losses) on the Statement of Operations of the Partnership for the year ended December 31, 2005.

7.               NET ASSET VALUE PER UNIT

Prior to the opening of business on January 2, 2005, Series A 2003, Series 2004 and Series S were consolidated into a new series, Series 2005, with a $1.00 Unit Net Asset Value. The aggregate Net Asset Value of each investor’s new Units was equal to the aggregate Net Asset Value of their original Units at December 31, 2004. The consolidation had no adverse economic effect on the investors. MLIM LLC contributed $733 to the Partnership, the amount necessary due to the effects of rounding, to insure that all investors received Units equal in value to their original holdings at December 31, 2004. The following is a listing of the number of new Units each investor received of Series 2005 for each Unit of their original series holding.

Number
Series	of Units
A 2003	1.108721
2004	1.005565
S	125.174168

Prior to the opening of business on January 2, 2004, Series G, H, and O through R, were consolidated into a new series, Series 2004, with a $1.00 per Unit Net Asset Value. The aggregate Net Asset Value of each investor’s new Units is equal to the aggregate Net Asset Value of their original Units at December 31, 2003. The consolidation had no adverse economic effect on the investors. MLIM LLC contributed $314 to the Partnership, the amount necessary due to the effects of rounding, to insure all investors received Units equal in value to their original holdings at December 31, 2003. The following is a listing of the number of new Units each investor received of Series 2004 for each Unit of their original series holding.

Number
Series	of Units
G	110.859969
H	102.336331
O	129.904347
P	132.546751
Q	122.531124
R	123.779041

Prior to the opening of business on January 2, 2003, Series A through F and K through N, were consolidated into a new series, Series A 2003, with a $1.00 per Unit Net Asset Value. The aggregate Net Asset Value of each investor’s new Units is equal to the aggregate Net Asset Value of their original Units at December 31, 2002. The consolidation had no adverse economic effect on the investors. MLIM LLC contributed $5,499 to the Partnership, the amount necessary due to the effects of rounding, to insure that all investors received Units equal in value to their original holdings at December 31, 2002. The following is a listing of the number of new Units each investor received of Series A 2003 for each Unit of their original series holding.

Number
Series	of Units
A	122.021960
B	117.269077
C	115.242141
D	112.085339
E	111.088709
F	104.084994
K	123.799970
L	120.674078
M	122.310644
N	117.973383

At December 31, 2005, the Net Asset Value of the Units is as follows:

		Number	Net Asset Value
	Net Asset Value	of Units	per Unit

Series 2005 Units	$10,232,424	10,635,763	$0.9621

At December 31, 2004, the Net Asset Values of the different series of Units are as follows:

		Number	Net Asset Value
	Net Asset Value	of Units	per Unit

Series A 2003 Units	$11,000,919	9,922,463	$1.1087
Series 2004 Units	1,993,167	1,982,139	1.0056
Series S Units	59,461	475	125.17
	$13,053,547	11,905,077

8.               WEIGHTED AVERAGE UNITS

Weighted average number of Units outstanding is computed for purposes of computing net income (loss) per weighted average Unit. The weighted average number of Units outstanding for the years ended December 31, 2005, 2004 and 2003 equals the Units outstanding as of such date, adjusted proportionately for Units redeemed or issued based on the respective length of time each was outstanding during the year.

9.               FAIR VALUE AND OFF-BALANCE SHEET RISK

The Partnership invests indirectly in derivative instruments as a result of its investment in Global Horizons (MM LLC as of December 31, 2004), but does not itself hold any derivative instrument positions. The nature of this Partnership has certain risks, which cannot be presented on the financial statements.

Market Risk

Derivative instruments involve varying degrees of off-balance sheet market risk. Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership’s net unrealized profit on such derivative instruments as reflected in Statements of Financial Condition of Global Horizons (MM LLC as of December 31, 2004). The Partnership’s exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by Global Horizons (MM LLC as of December 31, 2004) as well as the volatility and liquidity of the markets in which such derivative instruments are traded.

10.         SUBSEQUENT EVENT

On February 15, 2006, Merrill Lynch and BlackRock, Inc (“BlackRock”) announced that they have reached an agreement to merge the asset management business of MLIM and BlackRock to create a new independent asset management company. The transaction has been approved by the boards of directors of both Merrill Lynch and BlackRock and is expected to close in the third quarter of 2006. As a result of the transaction, the combined company will become the general partner or sponsor of the Partnership.

* * * * * * * * * *

To the best of the knowledge and belief of the

undersigned, the information contained in this

report is accurate and complete.

Michael Pungello

Chief Financial Officer

Merrill Lynch Alternative Investments, LLC

General Partner of

ML Principal Protection L.P.